# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| Financial Asset Securities Corp. | 0001003197 |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| Form 8-K, May 14, 2004, Series 2004-B | 333-111379 |

Name of Person Filing the Document
(If Other than the Registrant)

04028582

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________
Name: Rosa J. Hyun
Title: Vice President

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Collateral Term Sheets | P* |

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# Fremont Home Loan Trust 2004-B

# Asset-Backed Certificates, Series 2004-B

## $774,323,000 (Approximate)

**Financial Asset Securities Corp.**
Depositor

**Fremont Investment & Loan**
Originator, Seller and Servicer

**Wells Fargo Bank Minnesota, N.A.**
Master Servicer and Trust Administrator

RBS Greenwich Capital

***Preliminary Term Sheet*** ***Date Prepared: May 4, 2004***

# Fremont Home Loan Trust 2004-B
# Asset-Backed Certificate, Series 2004-B
# $774,323,000 (Approximate)

## Publicly Offered Certificates

| Class[1,3] | Principal Amount ($) | WAL (Years) Call/Mat[2] | Payment Window (Mths) Call/Mat[2] | Certificate Type | Expected Rating S&P/Moody's |
|---|---|---|---|---|---|
| I-A1 | $423,670,000 | 2.63 / 2.83 | 1-79 / 1-181 | Floating Rate Seniors | AAA/Aaa |
| II-A1 | $61,000,000 | 0.84 / 0.84 | 1-16 / 1-16 | Floating Rate Seniors | AAA/Aaa |
| II-A2 | $138,750,000 | 2.80 / 2.80 | 16-72 / 16-72 | Floating Rate Seniors | AAA/Aaa |
| II-A3 | $20,532,000 | 6.56 / 8.52 | 72-79 / 72-175 | Floating Rate Seniors | AAA/Aaa |
| M-1 | $27,654,000 | 4.70 / 5.16 | 40-79 / 40-146 | Floating Rate Subordinate | AA+/Aa1 |
| M-2 | $25,679,000 | 4.67 / 5.11 | 39-79 / 39-138 | Floating Rate Subordinate | AA/Aa2 |
| M-3 | $14,617,000 | 4.66 / 5.08 | 38-79 / 38-130 | Floating Rate Subordinate | AA-/Aa3 |
| M-4 | $13,432,000 | 4.64 / 5.04 | 38-79 / 38-124 | Floating Rate Subordinate | A+/A1 |
| M-5 | $10,667,000 | 4.64 / 5.00 | 38-79 / 38-118 | Floating Rate Subordinate | A/A2 |
| M-6 | $9,877,000 | 4.64 / 4.96 | 37-79 / 37-112 | Floating Rate Subordinate | A-/A3 |
| M-7 | $10,667,000 | 4.62 / 4.89 | 37-79 / 37-105 | Floating Rate Subordinate | BBB+/Baa1 |
| M-8 | $7,901,000 | 4.62 / 4.80 | 37-79 / 37-96 | Floating Rate Subordinate | BBB/Baa2 |
| M-9 | $9,877,000 | 4.60 / 4.64 | 37-79 / 37-88 | Floating Rate Subordinate | BBB-/Baa3 |
| **Total** | $774,323,000 | | | | |

*(1) The Class I-A1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

*(2) The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

*(3) The Offered Certificates are priced to the Clean-up Call Date. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

*Depositor:* Financial Asset Securities Corp.

*Servicer, Originator & Seller:* Fremont Investment & Loan ("***Fremont***")

*Lead Manager:* Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").

*Co-Managers:* Credit Suisse First Boston LLC and Goldman, Sachs & Co.

| | |
|---|---|
| *Master Servicer & Trust Administrator*: | Wells Fargo Bank Minnesota, NA. |
| *Trustee:* | HSBC Bank USA. |
| *Certificates:* | The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates.***" |
| *Federal Tax Status:* | The Offered Certificates will represent ownership of REMIC regular interests for federal tax purposes. |
| *Registration:* | The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System. |
| *Cut-off Date:* | The close of business on May 1, 2004. |
| *Expected Pricing Date:* | On or about May [6], 2004. |
| *Expected Closing Date:* | On or about May 13, 2004. |
| *Distribution Date:* | The 25th day of each month (or if not a business day, the next succeeding business day) commencing in June 2004. |
| *Accrued Interest:* | The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat). |
| *Interest Accrual Period:* | The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). |
| *ERISA Eligibility:* | The Offered Certificates are expected to be ERISA eligible. |
| *SMMEA Eligibility:* | The Senior Certificates and the Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. |
| *Optional Termination:* | The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to [10]% the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. |

*Pricing Prepayment Speed:* The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

*Mortgage Loans:* As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $790,125,540 consisting of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming balance mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted first lien, fixed rate and hybrid adjustable rate, conforming balance mortgage loans with an aggregate principal balance of approximately $519,840,528. Approximately 25.20% of the Group I Mortgage Loans have fixed rates and approximately 74.80% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. Approximately 13.69%of the Group I Mortgage Loans require the borrowers to make monthly payments only of accrued interest for the first 24 or 36 months.

As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming balance mortgage loans with an aggregate principal balance of approximately $270,285,012. Approximately 18.78% of the Group II Mortgage Loans have fixed rates and approximately 81.22% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two or three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. Approximately 21.35% of the Group II Mortgage Loans require the borrowers to make monthly payments only of accrued interest for the first 24 or 36 months.

*Pass-Through Rate:* The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

*Formula Rate:* The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

*Base Rate:* The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

*Net WAC Rate:* The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

*Maximum Cap:* The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

*Adjusted Net Mortgage Rate:* The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the master servicing fee rate and (ii) the servicing fee rate.

*Adjusted Net Maximum Mortgage Rate:* The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the master servicing fee rate and (ii) the servicing fee rate.

*Net WAC Rate Carryover Amount:* For any Distribution Date the "***Net WAC Rate Carryover Amount***" for any class of Offered Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

*Yield Maintenance Agreement:* On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from June 2004 to February 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.50% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

*Credit Enhancement:*

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

*Excess Cashflow:*

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

*Overcollateralization Amount:*

The "***Overcollateralization Amount***" is equal to the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Senior Certificates and Subordinate Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [2.00]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

*Required Overcollateralization Target:*

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:
(i) prior to the Stepdown Date, 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 4.00% of the current principal balance of the Mortgage Loans, but not more than 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date;
  (b) 0.50% of the principal balance of the Mortgage Loans on the Cut-off Date (the "***OC Floor***"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

*Stepdown Date:*

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in June 2007 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 37.00%.

*Credit Enhancement Percentage:*

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

| | Initial Credit Enhancement Percentage | Target Credit Enhancement Percentage on or After Stepdown Date |
|---|---|---|
| Senior | 18.50% | 37.00% |
| M-1 | 15.00% | 30.00% |
| M-2 | 11.75% | 23.50% |
| M-3 | 9.90% | 19.80% |
| M-4 | 8.20% | 16.40% |
| M-5 | 6.85% | 13.70% |
| M-6 | 5.60% | 11.20% |
| M-7 | 4.25% | 8.50% |
| M-8 | 3.25% | 6.50% |
| M-9 | 2.00% | 4.00% |

*Trigger Event:*

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [42.25]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

| **Distribution Date** | **Percentage** |
|---|---|
| June 2007 – May 2008 | [3.25]% |
| June 2008 – May 2009 | [5.25]% |
| June 2009 – May 2010 | [6.75]% |
| June 2010 and thereafter | [7.75]% |

*Realized Losses:*

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-9 Certificates, second to the Class M-8 Certificates, third to the Class M-7 Certificates, fourth to the Class M-6 Certificates, fifth to the Class M-5 Certificates, sixth to the M-4 Certificates, seventh to the Class M-3 Certificates, eighth, to the Class M-2 Certificates and ninth, to the Class M-1 Certificates.

*Priority of Distributions:*

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay master servicing fees and servicing fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, and eleventh, monthly interest to the Class M-9 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the M-8 Certificates, and tenth monthly principal to the Class M-9 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described under "Principal Paydown" below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, and then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates, and lastly to the Class M-9 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

*Principal Paydown:*

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, and ninth, to the Class M-9 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 37.00% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 30.00% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 23.50% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 19.80% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 16.40% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 13.70% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at 11.20% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 8.50% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 6.50% credit enhancement, and tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 4.00% credit enhancement (subject, in each case, to any overcollateralization floors).

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Yield Maintenance Agreement Schedule

| Period | Notional Amount ($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | 774,323,000 | 4.58631 | 9.50000 |
| 2 | 769,017,021 | 6.57368 | 9.50000 |
| 3 | 762,742,093 | 6.36161 | 9.50000 |
| 4 | 755,506,616 | 6.36161 | 9.50000 |
| 5 | 747,322,595 | 6.57368 | 9.50000 |
| 6 | 738,205,690 | 6.36165 | 9.50000 |
| 7 | 728,175,211 | 6.57375 | 9.50000 |
| 8 | 717,254,091 | 6.36176 | 9.50000 |
| 9 | 705,468,841 | 6.36184 | 9.50000 |
| 10 | 692,850,273 | 7.04357 | 9.50000 |
| 11 | 679,435,209 | 6.36204 | 9.50000 |
| 12 | 665,535,155 | 6.57416 | 9.50000 |
| 13 | 651,175,643 | 6.36206 | 9.50000 |
| 14 | 636,384,305 | 6.57403 | 9.50000 |
| 15 | 621,190,755 | 6.36180 | 9.50000 |
| 16 | 605,626,456 | 6.36157 | 9.50000 |
| 17 | 589,724,571 | 6.57330 | 9.50000 |
| 18 | 573,519,807 | 6.36088 | 9.50000 |
| 19 | 557,048,243 | 6.57243 | 9.50000 |
| 20 | 540,347,148 | 6.35988 | 9.50000 |
| 21 | 523,454,796 | 6.36071 | 9.50000 |
| 22 | 506,410,536 | 7.04143 | 9.50000 |
| 23 | 489,258,611 | 8.49927 | 9.50000 |
| 24 | 472,744,598 | 8.77488 | 9.50000 |
| 25 | 456,783,581 | 8.48431 | 9.50000 |
| 26 | 441,356,704 | 8.75932 | 9.50000 |
| 27 | 426,445,757 | 8.46986 | 9.50000 |
| 28 | 412,033,201 | 8.46220 | 9.50000 |
| 29 | N/A | N/A | N/A |
| 30 | 384,676,960 | 9.49276 | 9.50000 |
| 31 | N/A | N/A | N/A |
| 32 | 359,151,072 | 9.47019 | 9.50000 |
| 33 | 347,020,485 | 9.45949 | 9.50000 |
| 34 and thereafter | 0 | 0 | 0 |

# Effective Net WAC Cap Schedule

| Period | Effective Net WAC Cap Schedule [1] | Period | Effective Net WAC Cap Schedule [1] |
|---|---|---|---|
| 1 | 9.50 | 31 | 9.80 |
| 2 | 9.50 | 32 | 9.50 |
| 3 | 9.50 | 33 | 9.50 |
| 4 | 9.50 | 34 | 10.48 |
| 5 | 9.50 | 35 | 10.54 |
| 6 | 9.50 | 36 | 10.88 |
| 7 | 9.50 | 37 | 10.51 |
| 8 | 9.50 | 38 | 10.84 |
| 9 | 9.50 | 39 | 10.48 |
| 10 | 9.50 | 40 | 10.47 |
| 11 | 9.50 | 41 | 11.53 |
| 12 | 9.50 | 42 | 11.14 |
| 13 | 9.50 | 43 | 11.49 |
| 14 | 9.50 | 44 | 11.10 |
| 15 | 9.50 | 45 | 11.08 |
| 16 | 9.50 | 46 | 11.83 |
| 17 | 9.50 | 47 | 11.08 |
| 18 | 9.50 | 48 | 11.43 |
| 19 | 9.50 | 49 | 11.04 |
| 20 | 9.50 | 50 | 11.39 |
| 21 | 9.50 | 51 | 11.00 |
| 22 | 9.50 | 52 | 10.99 |
| 23 | 9.50 | 53 | 11.35 |
| 24 | 9.50 | 54 | 10.97 |
| 25 | 9.50 | 55 | 11.31 |
| 26 | 9.50 | 56 | 10.93 |
| 27 | 9.50 | 57 | 10.91 |
| 28 | 9.50 | 58 | 12.05 |
| 29 | 9.82 | 59 | 10.87 |
| 30 | 9.50 | 60 | 11.21 |

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

# Effective Net WAC Cap Schedule

| Period | Effective Net WAC Cap Schedule [(1)] | Period | Effective Net WAC Cap Schedule [(1)] |
|---|---|---|---|
| 61 | 10.83 | 71 | 10.62 |
| 62 | 11.17 | 72 | 10.95 |
| 63 | 10.79 | 73 | 10.58 |
| 64 | 10.77 | 74 | 10.91 |
| 65 | 11.10 | 75 | 10.53 |
| 66 | 10.72 | 76 | 10.51 |
| 67 | 11.06 | 77 | 10.84 |
| 68 | 10.68 | 78 | 10.47 |
| 69 | 10.66 | 79 | 10.80 |
| 70 | 11.78 | 80 and thereafter | 0 |

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

# Breakeven Losses

| | | | Static LIBOR | | Forward LIBOR | |
|---|---|---|---|---|---|---|
| **Class** | **S&P** | **Moody's** | **CDR Break (%)** | **Collateral Cum Loss (%)** | **CDR Break (%)** | **Collateral Cum Loss (%)** |
| M-1 | AA+ | Aa1 | 27.980 | 22.06 | 24.085 | 20.12 |
| M-2 | AA | Aa2 | 22.863 | 19.42 | 19.218 | 17.31 |
| M-3 | AA- | Aa3 | 20.214 | 17.89 | 16.684 | 15.67 |
| M-4 | A+ | A1 | 17.902 | 16.44 | 14.475 | 14.11 |
| M-5 | A | A2 | 16.176 | 15.29 | 12.817 | 12.87 |
| M-6 | A- | A3 | 14.618 | 14.19 | 11.326 | 11.68 |
| M-7 | BBB+ | Baa1 | 12.979 | 12.96 | 9.770 | 10.37 |
| M-8 | BBB | Baa2 | 11.809 | 12.04 | 8.718 | 9.44 |
| M-9 | BBB- | Baa3 | 10.565 | 11.02 | 7.782 | 8.58 |

***Assumptions:***

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

# Weighted Average Life Tables

## Class I-A1 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 3.57 | 3.03 | 2.63 | 2.26 | 1.91 |
| MDUR (yr) | 3.41 | 2.92 | 2.54 | 2.19 | 1.86 |
| First Prin Pay | 06/04 | 06/04 | 06/04 | 06/04 | 06/04 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class I-A1 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 3.84 | 3.26 | 2.83 | 2.44 | 2.06 |
| MDUR (yr) | 3.64 | 3.12 | 2.72 | 2.35 | 2.00 |
| First Prin Pay | 06/04 | 06/04 | 06/04 | 06/04 | 06/04 |
| Last Prin Pay | 09/24 | 10/21 | 06/19 | 10/17 | 10/15 |

## Class II-A1 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 1.04 | 0.92 | 0.84 | 0.76 | 0.69 |
| MDUR (yr) | 1.02 | 0.91 | 0.83 | 0.75 | 0.68 |
| First Prin Pay | 06/04 | 06/04 | 06/04 | 06/04 | 06/04 |
| Last Prin Pay | 01/06 | 11/05 | 09/05 | 08/05 | 06/05 |

## Class II-A1 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 1.04 | 0.92 | 0.84 | 0.76 | 0.69 |
| MDUR (yr) | 1.02 | 0.91 | 0.83 | 0.75 | 0.68 |
| First Prin Pay | 06/04 | 06/04 | 06/04 | 06/04 | 06/04 |
| Last Prin Pay | 01/06 | 11/05 | 09/05 | 08/05 | 06/05 |

# Weighted Average Life Tables

## Class II-A2 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 3.80 | 3.23 | 2.80 | 2.37 | 1.98 |
| MDUR (yr) | 3.65 | 3.13 | 2.72 | 2.31 | 1.94 |
| First Prin Pay | 01/06 | 11/05 | 09/05 | 08/05 | 06/05 |
| Last Prin Pay | 11/12 | 06/11 | 05/10 | 06/09 | 05/07 |

## Class II-A2 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 3.80 | 3.23 | 2.80 | 2.37 | 1.98 |
| MDUR (yr) | 3.65 | 3.13 | 2.72 | 2.31 | 1.94 |
| First Prin Pay | 01/06 | 11/05 | 09/05 | 08/05 | 06/05 |
| Last Prin Pay | 11/12 | 06/11 | 05/10 | 06/09 | 05/07 |

## Class II-A3 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 9.28 | 7.71 | 6.56 | 5.64 | 4.76 |
| MDUR (yr) | 8.55 | 7.20 | 6.18 | 5.35 | 4.54 |
| First Prin Pay | 11/12 | 06/11 | 05/10 | 06/09 | 05/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class II-A3 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 11.94 | 9.98 | 8.52 | 7.28 | 6.12 |
| MDUR (yr) | 10.72 | 9.10 | 7.86 | 6.79 | 5.76 |
| First Prin Pay | 11/12 | 06/11 | 05/10 | 06/09 | 05/07 |
| Last Prin Pay | 03/24 | 04/21 | 12/18 | 03/17 | 03/15 |

# Weighted Average Life Tables

## Class M-1 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.33 | 5.32 | 4.70 | 4.35 | 4.32 |
| MDUR (yr) | 5.92 | 5.03 | 4.47 | 4.15 | 4.13 |
| First Prin Pay | 09/07 | 07/07 | 09/07 | 12/07 | 04/08 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-1 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.95 | 5.86 | 5.16 | 4.75 | 4.65 |
| MDUR (yr) | 6.44 | 5.48 | 4.87 | 4.51 | 4.43 |
| First Prin Pay | 09/07 | 07/07 | 09/07 | 12/07 | 04/08 |
| Last Prin Pay | 03/21 | 07/18 | 07/16 | 01/15 | 06/13 |

## Class M-2 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.33 | 5.32 | 4.67 | 4.25 | 4.07 |
| MDUR (yr) | 5.91 | 5.02 | 4.44 | 4.06 | 3.89 |
| First Prin Pay | 09/07 | 06/07 | 08/07 | 10/07 | 12/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-2 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.92 | 5.83 | 5.11 | 4.63 | 4.38 |
| MDUR (yr) | 6.40 | 5.45 | 4.82 | 4.40 | 4.18 |
| First Prin Pay | 09/07 | 06/07 | 08/07 | 10/07 | 12/07 |
| Last Prin Pay | 04/20 | 10/17 | 11/15 | 05/14 | 10/12 |

# Weighted Average Life Tables

## Class M-3 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.33 | 5.31 | 4.66 | 4.20 | 3.94 |
| MDUR (yr) | 5.88 | 4.99 | 4.41 | 4.00 | 3.76 |
| First Prin Pay | 09/07 | 06/07 | 07/07 | 09/07 | 11/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-3 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.89 | 5.80 | 5.08 | 4.56 | 4.24 |
| MDUR (yr) | 6.34 | 5.39 | 4.77 | 4.31 | 4.03 |
| First Prin Pay | 09/07 | 06/07 | 07/07 | 09/07 | 11/07 |
| Last Prin Pay | 05/19 | 01/17 | 03/15 | 09/13 | 04/12 |

## Class M-4 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.33 | 5.31 | 4.64 | 4.17 | 3.88 |
| MDUR (yr) | 5.77 | 4.91 | 4.33 | 3.92 | 3.66 |
| First Prin Pay | 09/07 | 06/07 | 07/07 | 08/07 | 10/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-4 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.86 | 5.77 | 5.04 | 4.51 | 4.15 |
| MDUR (yr) | 6.19 | 5.28 | 4.66 | 4.21 | 3.90 |
| First Prin Pay | 09/07 | 06/07 | 07/07 | 08/07 | 10/07 |
| Last Prin Pay | 10/18 | 06/16 | 09/14 | 04/13 | 12/11 |

# Weighted Average Life Tables

## Class M-5 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.33 | 5.31 | 4.64 | 4.16 | 3.82 |
| MDUR (yr) | 5.75 | 4.90 | 4.32 | 3.90 | 3.61 |
| First Prin Pay | 09/07 | 06/07 | 07/07 | 08/07 | 09/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-5 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.82 | 5.73 | 5.00 | 4.46 | 4.08 |
| MDUR (yr) | 6.13 | 5.23 | 4.62 | 4.16 | 3.83 |
| First Prin Pay | 09/07 | 06/07 | 07/07 | 08/07 | 09/07 |
| Last Prin Pay | 02/18 | 11/15 | 03/14 | 10/12 | 07/11 |

## Class M-6 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.33 | 5.31 | 4.64 | 4.13 | 3.79 |
| MDUR (yr) | 5.70 | 4.86 | 4.29 | 3.85 | 3.55 |
| First Prin Pay | 09/07 | 06/07 | 06/07 | 07/07 | 08/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-6 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.77 | 5.69 | 4.96 | 4.40 | 4.01 |
| MDUR (yr) | 6.03 | 5.15 | 4.55 | 4.08 | 3.75 |
| First Prin Pay | 09/07 | 06/07 | 06/07 | 07/07 | 08/07 |
| Last Prin Pay | 06/17 | 04/15 | 09/13 | 05/12 | 02/11 |

## Class M-7 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.33 | 5.31 | 4.62 | 4.12 | 3.76 |
| MDUR (yr) | 5.58 | 4.77 | 4.20 | 3.79 | 3.48 |
| First Prin Pay | 09/07 | 06/07 | 06/07 | 07/07 | 07/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-7 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.69 | 5.62 | 4.89 | 4.35 | 3.94 |
| MDUR (yr) | 5.84 | 5.00 | 4.41 | 3.97 | 3.64 |
| First Prin Pay | 09/07 | 06/07 | 06/07 | 07/07 | 07/07 |
| Last Prin Pay | 09/16 | 08/14 | 02/13 | 11/11 | 09/10 |

## Class M-8 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.33 | 5.31 | 4.62 | 4.11 | 3.73 |
| MDUR (yr) | 5.51 | 4.72 | 4.17 | 3.75 | 3.43 |
| First Prin Pay | 09/07 | 06/07 | 06/07 | 06/07 | 07/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-8 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.57 | 5.52 | 4.80 | 4.26 | 3.85 |
| MDUR (yr) | 5.69 | 4.88 | 4.31 | 3.87 | 3.53 |
| First Prin Pay | 09/07 | 06/07 | 06/07 | 06/07 | 07/07 |
| Last Prin Pay | 08/15 | 10/13 | 05/12 | 03/11 | 03/10 |

## Class M-9 Certificates to Clean-up Call Date

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.29 | 5.28 | 4.60 | 4.07 | 3.70 |
| MDUR (yr) | 5.31 | 4.57 | 4.05 | 3.63 | 3.33 |
| First Prin Pay | 09/07 | 06/07 | 06/07 | 06/07 | 06/07 |
| Last Prin Pay | 09/13 | 02/12 | 12/10 | 01/10 | 03/09 |

## Class M-9 Certificates to Maturity

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.34 | 5.33 | 4.64 | 4.10 | 3.72 |
| MDUR (yr) | 5.35 | 4.61 | 4.08 | 3.66 | 3.35 |
| First Prin Pay | 09/07 | 06/07 | 06/07 | 06/07 | 06/07 |
| Last Prin Pay | 08/14 | 12/12 | 09/11 | 08/10 | 09/09 |

## Excess Spread

| Period | FWD 1 Month LIBOR (%) | FWD 6 Month LIBOR (%) | Excess Spread Under STATIC LIBOR (%)(1,2,3) | Excess Spread Under FORWARD LIBOR (%) (1,2) | Period | FWD 1 Month LIBOR (%) | FWD 6 Month LIBOR (%) | Excess Spread Under STATIC LIBOR (%)(1,2,3) | Excess Spread Under FORWARD LIBOR (%) (1,2) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 1.10 | 1.35 | 4.41 | 4.41 | 41 | 4.95 | 5.10 | 5.70 | 4.68 |
| 2 | 1.16 | 1.47 | 5.06 | 5.01 | 42 | 4.99 | 5.14 | 5.65 | 4.46 |
| 3 | 1.25 | 1.60 | 5.01 | 4.86 | 43 | 5.02 | 5.18 | 5.70 | 4.59 |
| 4 | 1.39 | 1.75 | 5.01 | 4.71 | 44 | 5.06 | 5.22 | 5.64 | 4.36 |
| 5 | 1.53 | 1.90 | 5.06 | 4.64 | 45 | 5.10 | 5.27 | 5.63 | 4.30 |
| 6 | 1.66 | 2.05 | 5.01 | 4.44 | 46 | 5.14 | 5.31 | 5.74 | 4.62 |
| 7 | 1.80 | 2.20 | 5.05 | 4.37 | 47 | 5.19 | 5.35 | 5.62 | 4.38 |
| 8 | 1.95 | 2.36 | 5.00 | 4.14 | 48 | 5.24 | 5.39 | 5.67 | 4.50 |
| 9 | 2.12 | 2.52 | 5.00 | 3.97 | 49 | 5.28 | 5.42 | 5.61 | 4.26 |
| 10 | 2.28 | 2.68 | 5.15 | 4.07 | 50 | 5.32 | 5.45 | 5.66 | 4.39 |
| 11 | 2.43 | 2.83 | 4.99 | 3.65 | 51 | 5.35 | 5.47 | 5.60 | 4.15 |
| 12 | 2.59 | 2.97 | 5.04 | 3.59 | 52 | 5.38 | 5.49 | 5.60 | 4.11 |
| 13 | 2.74 | 3.11 | 4.98 | 3.33 | 53 | 5.41 | 5.50 | 5.65 | 4.36 |
| 14 | 2.89 | 3.24 | 5.03 | 3.29 | 54 | 5.43 | 5.51 | 5.59 | 4.13 |
| 15 | 3.04 | 3.36 | 4.97 | 3.01 | 55 | 5.44 | 5.51 | 5.64 | 4.30 |
| 16 | 3.18 | 3.49 | 4.97 | 2.87 | 56 | 5.45 | 5.51 | 5.58 | 4.08 |
| 17 | 3.28 | 3.60 | 5.01 | 2.89 | 57 | 5.45 | 5.51 | 5.57 | 4.06 |
| 18 | 3.39 | 3.69 | 4.96 | 2.65 | 58 | 5.45 | 5.53 | 5.73 | 4.62 |
| 19 | 3.51 | 3.71 | 5.00 | 2.66 | 59 | 5.45 | 5.55 | 5.56 | 4.06 |
| 20 | 3.63 | 3.78 | 4.94 | 2.41 | 60 | 5.43 | 5.57 | 5.61 | 4.25 |
| 21 | 3.77 | 3.84 | 4.94 | 2.27 | 61 | 5.44 | 5.61 | 5.55 | 4.03 |
| 22 | 3.86 | 3.89 | 5.09 | 2.59 | 62 | 5.48 | 5.64 | 5.60 | 4.17 |
| 23 | 3.81 | 3.96 | 5.74 | 4.42 | 63 | 5.52 | 5.68 | 5.54 | 3.91 |
| 24 | 3.54 | 4.04 | 5.79 | 4.81 | 64 | 5.56 | 5.71 | 5.54 | 3.86 |
| 25 | 3.86 | 4.20 | 5.72 | 4.35 | 65 | 5.60 | 5.75 | 5.59 | 4.13 |
| 26 | 3.99 | 4.31 | 5.76 | 4.35 | 66 | 5.63 | 5.78 | 5.52 | 3.88 |
| 27 | 4.11 | 4.42 | 5.70 | 4.07 | 67 | 5.67 | 5.81 | 5.57 | 4.03 |
| 28 | 4.23 | 4.51 | 5.69 | 3.94 | 68 | 5.70 | 5.83 | 5.51 | 3.78 |
| 29 | 4.34 | 4.60 | 5.73 | 4.85 | 69 | 5.73 | 5.86 | 5.51 | 3.73 |
| 30 | 4.44 | 4.67 | 5.66 | 4.58 | 70 | 5.75 | 5.88 | 5.67 | 4.30 |
| 31 | 4.53 | 4.73 | 5.70 | 4.64 | 71 | 5.78 | 5.90 | 5.50 | 3.74 |
| 32 | 4.61 | 4.78 | 5.64 | 4.38 | 72 | 5.80 | 5.92 | 5.55 | 3.90 |
| 33 | 4.68 | 4.82 | 5.62 | 4.30 | 73 | 5.82 | 5.93 | 5.48 | 3.66 |
| 34 | 4.73 | 4.86 | 5.79 | 4.76 | 74 | 5.84 | 5.95 | 5.54 | 3.83 |
| 35 | 4.77 | 4.89 | 5.63 | 4.56 | 75 | 5.86 | 5.96 | 5.48 | 3.60 |
| 36 | 4.79 | 4.92 | 5.67 | 4.70 | 76 | 5.87 | 5.97 | 5.48 | 3.58 |
| 37 | 4.82 | 4.95 | 5.60 | 4.49 | 77 | 5.88 | 5.97 | 5.54 | 3.82 |
| 38 | 4.85 | 4.99 | 5.68 | 4.60 | 78 | 5.89 | 5.97 | 5.49 | 3.59 |
| 39 | 4.88 | 5.02 | 5.64 | 4.40 | 79 | 5.90 | 5.97 | 5.55 | 3.79 |
| 40 | 4.92 | 5.06 | 5.64 | 4.37 | 80 | 5.90 | 5.97 | | 3.58 |

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.
(3) Assumes 1mLIBOR stays at 1.100% and 6mLIBOR stays at 1.352%

# Mortgage Loans
# As of the Cut-off Date

| | | | | | | |
|---|---|---|---|---|---|---|
| **Total Outstanding Principal Balance:** | $790,125,540 | | | | | |
| **Number Of Loans:** | 3,748 | | | | | |
| | | | **Minimum** | | **Maximum** | |
| **Average Outstanding Principal Balance:** | $210,813 | | $49,926 | | $996,266 | |
| **Weighted Average Current Loan Rate:** | 7.084 | % | 4.500 | % | 13.200 | % |
| **Arm Characteristics:** | | | | | | |
| **Weighted Average Gross Margin:** | 6.919 | % | 5.450 | % | 6.990 | % |
| **Weighted Average Maximum Loan Rate:** | 14.152 | % | 11.500 | % | 24.000 | % |
| **Weighted Average Minimum Loan Rate:** | 7.150 | % | 4.500 | % | 13.200 | % |
| **Weighted Average Initial Periodic Rate Cap:** | 2.999 | % | 1.500 | % | 3.000 | % |
| **Weighted Average Periodic Rate Cap:** | 1.500 | % | 1.500 | % | 1.500 | % |
| **Weighted Average Months To Roll:** | 22 | months | 19 | months | 34 | months |
| **Weighted Average Original Term:** | 358 | months | 180 | months | 360 | months |
| **Weighted Average Remaining Term:** | 355 | months | 176 | months | 359 | months |
| **Weighted Average Original LTV:** | 80.99 | % | 12.73 | % | 100.00 | % |
| **Weighted Average Credit Score:** | 611 | | 500 | | 818 | |
| **First Pay Date:** | | | Jan 01, 2004 | | May 01, 2004 | |
| **Maturity Date:** | | | Jan 01, 2019 | | Apr 01, 2034 | |

| | |
|---|---|
| **Top Lien Position Concentrations ($):** | 100.00 % First Lien |
| **Top Balloon Flag Concentrations ($):** | 100.00 % Fully Amortizing |
| **Top Property State Concentrations ($):** | 36.34 % California, 13.91 % New York, 7.37 % Florida |
| **Maximum Zip Code Concentration ($):** | 0.45 % 11236 |

| Principal Balance ($): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 49,926 - 50,000 | 8 | $399,572.21 | 0.05 % |
| 50,001 - 75,000 | 244 | 15,556,311.15 | 1.97 |
| 75,001 - 100,000 | 303 | 26,846,624.54 | 3.40 |
| 100,001 - 125,000 | 425 | 48,041,366.52 | 6.08 |
| 125,001 - 150,000 | 402 | 55,570,861.95 | 7.03 |
| 150,001 - 175,000 | 381 | 61,823,214.48 | 7.82 |
| 175,001 - 200,000 | 335 | 63,212,903.99 | 8.00 |
| 200,001 - 225,000 | 302 | 64,344,235.76 | 8.14 |
| 225,001 - 250,000 | 237 | 56,453,127.25 | 7.14 |
| 250,001 - 275,000 | 186 | 48,778,111.65 | 6.17 |
| 275,001 - 300,000 | 180 | 51,836,507.30 | 6.56 |
| 300,001 - 350,000 | 259 | 84,031,853.98 | 10.64 |
| 350,001 - 400,000 | 174 | 65,086,191.75 | 8.24 |
| 400,001 - 450,000 | 146 | 61,627,701.11 | 7.80 |
| 450,001 - 500,000 | 122 | 59,124,114.46 | 7.48 |
| 500,001 - 600,000 | 26 | 14,400,357.53 | 1.82 |
| 600,001 - 700,000 | 8 | 5,212,299.21 | 0.66 |
| 700,001 - 800,000 | 8 | 5,935,657.07 | 0.75 |
| 800,001 - 900,000 | 1 | 848,262.54 | 0.11 |
| 900,001 - 996,266 | 1 | 996,265.57 | 0.13 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Original Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 180 | 49 | $7,716,166.12 | 0.98 % |
| 240 | 21 | 4,165,049.72 | 0.53 |
| 300 | 1 | 327,620.26 | 0.04 |
| 360 | 3,677 | 777,916,703.92 | 98.45 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Remaining Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 176 - 180 | 49 | $7,716,166.12 | 0.98 % |
| 229 - 240 | 21 | 4,165,049.72 | 0.53 |
| 289 - 300 | 1 | 327,620.26 | 0.04 |
| 349 - 359 | 3,677 | 777,916,703.92 | 98.45 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Property Type: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family | 3,148 | $651,854,637.65 | 82.50 % |
| Two-Four Family | 402 | 101,390,994.01 | 12.83 |
| Condominium | 197 | 36,613,447.20 | 4.63 |
| Manufactured Housing | 1 | 266,461.16 | 0.03 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Occupancy Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Primary | 3,226 | $702,514,183.11 | 88.91 % |
| Non-owner | 476 | 77,898,597.00 | 9.86 |
| Second Home | 46 | 9,712,759.91 | 1.23 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Purpose: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Cash Out Refinance | 2,327 | $487,442,801.12 | 61.69 % |
| Purchase | 1,267 | 270,724,924.88 | 34.26 |
| Rate/Term Refinance | 88 | 18,084,932.76 | 2.29 |
| Home Improvement | 66 | 13,872,881.26 | 1.76 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Original Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 12.73 - 50.00 | 115 | $16,887,084.75 | 2.14 | % |
| 50.01 - 55.00 | 66 | 11,977,782.91 | 1.52 | |
| 55.01 - 60.00 | 77 | 13,522,831.31 | 1.71 | |
| 60.01 - 65.00 | 185 | 37,786,012.65 | 4.78 | |
| 65.01 - 70.00 | 236 | 49,310,523.12 | 6.24 | |
| 70.01 - 75.00 | 364 | 74,739,265.42 | 9.46 | |
| 75.01 - 80.00 | 1,197 | 251,325,320.64 | 31.81 | |
| 80.01 - 85.00 | 294 | 63,153,253.66 | 7.99 | |
| 85.01 - 90.00 | 832 | 176,560,222.34 | 22.35 | |
| 90.01 - 95.00 | 122 | 29,339,246.77 | 3.71 | |
| 95.01 - 100.00 | 260 | 65,523,996.45 | 8.29 | |
| **Total** | 3,748 | $790,125,540.02 | 100.00 | % |

| Property State: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Alaska | 2 | $618,896.18 | 0.08 % |
| Arizona | 57 | 9,496,142.61 | 1.20 |
| Arkansas | 2 | 252,476.91 | 0.03 |
| California | 1,105 | 287,127,689.36 | 36.34 |
| Colorado | 86 | 16,179,938.11 | 2.05 |
| Connecticut | 69 | 12,725,627.02 | 1.61 |
| Delaware | 8 | 1,552,082.16 | 0.20 |
| Florida | 385 | 58,215,826.81 | 7.37 |
| Georgia | 110 | 16,533,463.79 | 2.09 |
| Hawaii | 50 | 15,129,255.02 | 1.91 |
| Idaho | 12 | 1,493,708.72 | 0.19 |
| Illinois | 223 | 38,477,970.12 | 4.87 |
| Indiana | 11 | 2,010,129.71 | 0.25 |
| Iowa | 3 | 441,753.73 | 0.06 |
| Kansas | 5 | 614,531.17 | 0.08 |
| Kentucky | 2 | 216,891.17 | 0.03 |
| Maine | 1 | 55,933.54 | 0.01 |
| Maryland | 146 | 27,664,727.36 | 3.50 |
| Massachusetts | 96 | 25,550,880.42 | 3.23 |
| Michigan | 82 | 11,961,110.13 | 1.51 |
| Minnesota | 81 | 15,261,762.45 | 1.93 |
| Missouri | 32 | 3,714,033.96 | 0.47 |
| Nebraska | 1 | 199,569.26 | 0.03 |
| Nevada | 51 | 9,567,495.87 | 1.21 |
| New Hampshire | 17 | 3,715,884.76 | 0.47 |
| New Jersey | 155 | 36,469,758.61 | 4.62 |
| New Mexico | 7 | 1,051,985.47 | 0.13 |
| New York | 415 | 109,904,490.60 | 13.91 |
| North Carolina | 53 | 6,409,117.08 | 0.81 |
| Ohio | 55 | 5,987,117.28 | 0.76 |
| Oklahoma | 12 | 1,706,155.44 | 0.22 |
| Oregon | 32 | 4,787,297.76 | 0.61 |
| Pennsylvania | 70 | 9,506,426.50 | 1.20 |
| Rhode Island | 19 | 3,664,781.81 | 0.46 |
| South Carolina | 18 | 2,377,564.96 | 0.30 |
| Tennessee | 16 | 2,757,024.36 | 0.35 |

*(Continued on next page)*

| Property State (Continued): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Texas | 68 | $9,973,687.69 | 1.26 % |
| Utah | 22 | 4,205,751.30 | 0.53 |
| Virginia | 82 | 14,942,752.88 | 1.89 |
| Washington | 63 | 13,655,152.88 | 1.73 |
| West Virginia | 3 | 444,487.41 | 0.06 |
| Wisconsin | 20 | 3,292,962.20 | 0.42 |
| Wyoming | 1 | 211,245.45 | 0.03 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Documentation Level: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Full Documentation | 2,543 | $525,619,414.13 | 66.52 % |
| Stated Documentation | 1,107 | 239,981,076.06 | 30.37 |
| Easy Documentation | 98 | 24,525,049.83 | 3.10 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Credit Score: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Not Available | 3 | $762,865.24 | 0.10 % |
| 476 - 500 | 11 | 1,970,036.98 | 0.25 |
| 501 - 525 | 347 | 59,670,296.00 | 7.55 |
| 526 - 550 | 453 | 83,473,051.38 | 10.56 |
| 551 - 575 | 500 | 96,023,909.96 | 12.15 |
| 576 - 600 | 598 | 123,564,500.59 | 15.64 |
| 601 - 625 | 542 | 121,427,881.85 | 15.37 |
| 626 - 650 | 478 | 107,157,313.75 | 13.56 |
| 651 - 675 | 337 | 77,304,335.06 | 9.78 |
| 676 - 700 | 207 | 50,695,518.69 | 6.42 |
| 701 - 725 | 115 | 27,915,881.78 | 3.53 |
| 726 - 750 | 88 | 22,325,300.10 | 2.83 |
| 751 - 775 | 46 | 12,167,159.66 | 1.54 |
| 776 - 800 | 21 | 5,177,495.91 | 0.66 |
| 801 - 818 | 2 | 489,993.07 | 0.06 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Current Loan Rate (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.500 - 5.000 | 28 | $8,525,720.04 | 1.08 % |
| 5.001 - 6.000 | 482 | 130,448,423.54 | 16.51 |
| 6.001 - 7.000 | 1,218 | 292,286,837.26 | 36.99 |
| 7.001 - 8.000 | 1,193 | 234,216,233.70 | 29.64 |
| 8.001 - 9.000 | 573 | 92,188,815.08 | 11.67 |
| 9.001 - 10.000 | 169 | 21,706,146.57 | 2.75 |
| 10.001 - 11.000 | 60 | 7,871,675.63 | 1.00 |
| 11.001 - 12.000 | 22 | 2,534,879.28 | 0.32 |
| 12.001 - 13.000 | 2 | 284,864.02 | 0.04 |
| 13.001 - 13.200 | 1 | 61,944.90 | 0.01 |
| **Total** | 3,748 | $790,125,540.02 | 100.00 % |

| Maximum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 11.500 - 12.000 | 28 | $8,525,720.04 | 1.40 % |
| 12.001 - 13.000 | 324 | 88,846,081.95 | 14.60 |
| 13.001 - 14.000 | 869 | 213,201,927.52 | 35.05 |
| 14.001 - 15.000 | 960 | 192,021,458.89 | 31.57 |
| 15.001 - 16.000 | 465 | 76,708,789.30 | 12.61 |
| 16.001 - 17.000 | 145 | 18,897,980.77 | 3.11 |
| 17.001 - 18.000 | 54 | 7,236,446.22 | 1.19 |
| 18.001 - 19.000 | 21 | 2,476,115.03 | 0.41 |
| 19.001 - 20.000 | 1 | 132,981.96 | 0.02 |
| 20.001 - 21.000 | 1 | 61,944.90 | 0.01 |
| 23.001 - 24.000 | 1 | 224,588.16 | 0.04 |
| **Total** | 2,869 | $608,334,034.74 | 100.00 % |

| Minimum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.500 - 5.000 | 28 | $8,525,720.04 | 1.40 % |
| 5.001 - 6.000 | 323 | 88,494,081.95 | 14.55 |
| 6.001 - 7.000 | 870 | 213,553,927.52 | 35.10 |
| 7.001 - 8.000 | 960 | 192,021,458.89 | 31.57 |
| 8.001 - 9.000 | 466 | 76,933,377.46 | 12.65 |
| 9.001 - 10.000 | 145 | 18,897,980.77 | 3.11 |
| 10.001 - 11.000 | 54 | 7,236,446.22 | 1.19 |
| 11.001 - 12.000 | 21 | 2,476,115.03 | 0.41 |
| 12.001 - 13.000 | 1 | 132,981.96 | 0.02 |
| 13.001 - 13.200 | 1 | 61,944.90 | 0.01 |
| **Total** | 2,869 | $608,334,034.74 | 100.00 % |

| Gross Margin (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 5.450 - 6.000 | 33 | $10,259,298.89 | 1.69 % |
| 6.001 - 6.990 | 2,836 | 598,074,735.85 | 98.31 |
| **Total** | 2,869 | $608,334,034.74 | 100.00 % |

| Next Adjustment Date (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12/01/05 | 22 | $4,639,978.93 | 0.76 % |
| 01/01/06 | 200 | 43,192,425.98 | 7.10 |
| 02/01/06 | 587 | 123,763,079.06 | 20.34 |
| 03/01/06 | 1,961 | 414,557,193.96 | 68.15 |
| 04/01/06 | 2 | 430,675.71 | 0.07 |
| 12/01/06 | 2 | 741,497.29 | 0.12 |
| 01/01/07 | 5 | 908,772.42 | 0.15 |
| 02/01/07 | 13 | 2,417,589.45 | 0.40 |
| 03/01/07 | 77 | 17,682,821.94 | 2.91 |
| **Total** | 2,869 | $608,334,034.74 | 100.00 % |

| Initial Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 1.500 | 1 | $224,588.16 | 0.04 | % |
| 3.000 | 2,868 | 608,109,446.58 | 99.96 | |
| **Total** | 2,869 | $608,334,034.74 | 100.00 | % |

| Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 1.500 | 2,869 | $608,334,034.74 | 100.00 | % |
| **Total** | 2,869 | $608,334,034.74 | 100.00 | % |

| Product: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 2/28 6 MO LIBOR | 2,324 | $463,853,007.65 | 58.71 | % |
| Fixed Rate | 879 | 181,791,505.28 | 23.01 | |
| 2/28 6 MO LIBOR IO | 448 | 122,730,345.99 | 15.53 | |
| 3/27 6 MO LIBOR | 71 | 15,614,096.68 | 1.98 | |
| 3/27 6 MO LIBOR IO | 26 | 6,136,584.42 | 0.78 | |
| **Total** | 3,748 | $790,125,540.02 | 100.00 | % |

| Delinquency Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| Current | 3,748 | $790,125,540.02 | 100.00 | % |
| **Total** | 3,748 | $790,125,540.02 | 100.00 | % |

| Prepayment Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| N/A | 424 | $84,225,088.37 | 10.66 | % |
| 12 | 351 | 81,531,981.99 | 10.32 | |
| 24 | 2,384 | 507,813,657.21 | 64.27 | |
| 30 | 2 | 389,716.44 | 0.05 | |
| 36 | 587 | 116,165,096.01 | 14.70 | |
| **Total** | 3,748 | $790,125,540.02 | 100.00 | % |

| Lien Position: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| First Lien | 3,748 | $790,125,540.02 | 100.00 | % |
| **Total** | 3,748 | $790,125,540.02 | 100.00 | % |

| Interest Only Loans: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| N/A | 3,274 | $661,258,609.61 | 83.69 | % |
| Interest Only | 474 | 128,866,930.41 | 16.31 | |
| **Total** | 3,748 | $790,125,540.02 | 100.00 | % |

# Group I Mortgage Loans
# As of the Cut-off Date

| | | | | | | |
|---|---|---|---|---|---|---|
| **Total Outstanding Principal Balance:** | 519,840,528 | | | | | |
| **Number Of Loans:** | 2,783 | | | | | |
| | | | **Minimum** | | **Maximum** | |
| **Average Outstanding Principal Balance:** | $186,791 | | $49,926 | | $499,137 | |
| **Weighted Average Current Loan Rate:** | 7.168 | % | 4.500 | % | 12.500 | % |
| **Arm Characteristics:** | | | | | | |
| **Weighted Average Gross Margin:** | 6.931 | % | 5.450 | % | 6.990 | % |
| **Weighted Average Maximum Loan Rate:** | 14.259 | % | 11.500 | % | 24.000 | % |
| **Weighted Average Minimum Loan Rate:** | 7.254 | % | 4.500 | % | 12.150 | % |
| **Weighted Average Initial Periodic Rate Cap:** | 2.999 | % | 1.500 | % | 3.000 | % |
| **Weighted Average Periodic Rate Cap:** | 1.500 | % | 1.500 | % | 1.500 | % |
| **Weighted Average Months To Roll:** | 22 | months | 19 | months | 34 | months |
| **Weighted Average Original Term:** | 357 | months | 180 | months | 360 | months |
| **Weighted Average Remaining Term:** | 355 | months | 176 | months | 359 | months |
| **Weighted Average Original LTV:** | 80.29 | % | 18.75 | % | 100.00 | % |
| **Weighted Average Credit Score:** | 607 | | 500 | | 818 | |
| **First Pay Date:** | | | Jan 01, 2004 | | May 01, 2004 | |
| **Maturity Date:** | | | Jan 01, 2019 | | Apr 01, 2034 | |

| | |
|---|---|
| **Top Lien Position Concentrations ($):** | 100.00 % First Lien |
| **Top Balloon Flag Concentrations ($):** | 100.00 % Fully Amortizing |
| **Top Property State Concentrations ($):** | 32.56 % California, 14.54 % New York, 6.90 % Florida |
| **Maximum Zip Code Concentration ($):** | 0.60 % 11236 |

| Principal Balance ($): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 49,926 - 50,000 | 8 | $399,572.21 | 0.08 | % |
| 50,001 - 75,000 | 163 | 9,944,120.68 | 1.91 | |
| 75,001 - 100,000 | 187 | 16,713,858.27 | 3.22 | |
| 100,001 - 125,000 | 337 | 38,179,177.84 | 7.34 | |
| 125,001 - 150,000 | 336 | 46,448,822.97 | 8.94 | |
| 150,001 - 175,000 | 346 | 56,196,765.06 | 10.81 | |
| 175,001 - 200,000 | 308 | 58,100,843.39 | 11.18 | |
| 200,001 - 225,000 | 280 | 59,664,122.20 | 11.48 | |
| 225,001 - 250,000 | 222 | 52,905,512.70 | 10.18 | |
| 250,001 - 275,000 | 174 | 45,651,687.69 | 8.78 | |
| 275,001 - 300,000 | 167 | 48,124,147.18 | 9.26 | |
| 300,001 - 350,000 | 186 | 59,433,018.39 | 11.43 | |
| 350,001 - 400,000 | 33 | 12,222,194.13 | 2.35 | |
| 400,001 - 450,000 | 25 | 10,518,585.83 | 2.02 | |
| 450,001 - 499,137 | 11 | 5,338,099.12 | 1.03 | |
| **Total** | 2,783 | $519,840,527.66 | 100.00 | % |

| Original Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 180 | 43 | $6,548,905.98 | 1.26 | % |
| 240 | 15 | 2,447,208.73 | 0.47 | |
| 300 | 1 | 327,620.26 | 0.06 | |
| 360 | 2,724 | 510,516,792.69 | 98.21 | |
| **Total** | 2,783 | $519,840,527.66 | 100.00 | % |

| Remaining Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 176 - 180 | 43 | $6,548,905.98 | 1.26 | % |
| 229 - 240 | 15 | 2,447,208.73 | 0.47 | |
| 289 - 300 | 1 | 327,620.26 | 0.06 | |
| 349 - 359 | 2,724 | 510,516,792.69 | 98.21 | |
| **Total** | 2,783 | $519,840,527.66 | 100.00 | % |

| Property Type: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family | 2,291 | $408,993,443.01 | 78.68 % |
| Two-Four Family | 334 | 83,561,685.00 | 16.07 |
| Condominium | 157 | 27,018,938.49 | 5.20 |
| Manufactured Housing | 1 | 266,461.16 | 0.05 |
| **Total** | 2,783 | $519,840,527.66 | 100.00 % |

| Occupancy Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Primary | 2,396 | $456,229,977.23 | 87.76 % |
| Non-owner | 354 | 57,894,614.08 | 11.14 |
| Second Home | 33 | 5,715,936.35 | 1.10 |
| **Total** | 2,783 | $519,840,527.66 | 100.00 % |

| Purpose: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Cash Out Refinance | 1,728 | $320,911,542.20 | 61.73 % |
| Purchase | 942 | 178,572,912.63 | 34.35 |
| Rate/Term Refinance | 60 | 10,609,649.59 | 2.04 |
| Home Improvement | 53 | 9,746,423.24 | 1.87 |
| **Total** | 2,783 | $519,840,527.66 | 100.00 % |

| Original Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 18.75 - 50.00 | 99 | $14,617,459.76 | 2.81 | % |
| 50.01 - 55.00 | 56 | 8,957,224.30 | 1.72 | |
| 55.01 - 60.00 | 63 | 10,776,418.92 | 2.07 | |
| 60.01 - 65.00 | 137 | 24,451,877.07 | 4.70 | |
| 65.01 - 70.00 | 184 | 34,985,164.46 | 6.73 | |
| 70.01 - 75.00 | 278 | 50,115,536.36 | 9.64 | |
| 75.01 - 80.00 | 894 | 168,889,372.85 | 32.49 | |
| 80.01 - 85.00 | 217 | 41,193,578.76 | 7.92 | |
| 85.01 - 90.00 | 568 | 105,396,769.21 | 20.27 | |
| 90.01 - 95.00 | 89 | 18,044,586.93 | 3.47 | |
| 95.01 - 100.00 | 198 | 42,412,539.04 | 8.16 | |
| **Total** | 2,783 | $519,840,527.66 | 100.00 | % |

| Property State: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| Alaska | 1 | $459,251.09 | 0.09 | % |
| Arizona | 40 | 5,748,076.22 | 1.11 | |
| Arkansas | 2 | 252,476.91 | 0.05 | |
| California | 808 | 169,275,305.72 | 32.56 | |
| Colorado | 72 | 12,317,517.46 | 2.37 | |
| Connecticut | 54 | 9,829,027.06 | 1.89 | |
| Delaware | 3 | 487,100.87 | 0.09 | |
| Florida | 244 | 35,872,731.81 | 6.90 | |
| Georgia | 97 | 13,906,974.82 | 2.68 | |
| Hawaii | 45 | 13,138,305.88 | 2.53 | |
| Idaho | 12 | 1,493,708.72 | 0.29 | |
| Illinois | 186 | 30,224,798.32 | 5.81 | |
| Indiana | 7 | 1,069,673.67 | 0.21 | |
| Iowa | 2 | 312,929.19 | 0.06 | |
| Kansas | 4 | 526,266.10 | 0.10 | |
| Kentucky | 2 | 216,891.17 | 0.04 | |
| Maine | 1 | 55,933.54 | 0.01 | |
| Maryland | 106 | 18,704,491.78 | 3.60 | |
| Massachusetts | 78 | 18,513,420.54 | 3.56 | |
| Michigan | 46 | 5,824,640.82 | 1.12 | |

*(Continued on next page)*

| Property State (Continued): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Minnesota | 63 | $11,594,238.08 | 2.23 |
| Missouri | 28 | 3,182,007.71 | 0.61 |
| Nebraska | 1 | 199,569.26 | 0.04 |
| Nevada | 40 | 6,967,331.74 | 1.34 |
| New Hampshire | 13 | 2,395,846.26 | 0.46 |
| New Jersey | 117 | 24,317,239.20 | 4.68 |
| New Mexico | 6 | 947,637.99 | 0.18 |
| New York | 330 | 75,562,354.05 | 14.54 |
| North Carolina | 36 | 4,348,195.08 | 0.84 |
| Ohio | 32 | 3,932,294.96 | 0.76 |
| Oklahoma | 9 | 1,073,585.13 | 0.21 |
| Oregon | 25 | 3,951,253.82 | 0.76 |
| Pennsylvania | 45 | 6,545,477.85 | 1.26 |
| Rhode Island | 11 | 1,969,986.01 | 0.38 |
| South Carolina | 16 | 2,161,033.90 | 0.42 |
| Tennessee | 11 | 1,643,236.26 | 0.32 |
| Texas | 51 | 6,507,622.38 | 1.25 |
| Utah | 15 | 2,603,156.61 | 0.50 |
| Virginia | 64 | 10,375,066.70 | 2.00 |
| Washington | 45 | 8,872,742.32 | 1.71 |
| West Virginia | 3 | 444,487.41 | 0.09 |
| Wisconsin | 11 | 1,805,397.80 | 0.35 |
| Wyoming | 1 | 211,245.45 | 0.04 |
| **Total** | 2,783 | $519,840,527.66 | 100.00 % |

| Documentation Level: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Full Documentation | 1,896 | $347,189,239.34 | 66.79 % |
| Stated Documentation | 824 | 160,000,009.41 | 30.78 |
| Easy Documentation | 63 | 12,651,278.91 | 2.43 |
| **Total** | 2,783 | $519,840,527.66 | 100.00 % |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*

*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Credit Score: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| Not Available | 2 | $394,508.69 | 0.08 | % |
| 476 - 500 | 9 | 1,615,696.14 | 0.31 | |
| 501 - 525 | 273 | 44,864,123.15 | 8.63 | |
| 526 - 550 | 355 | 63,454,478.26 | 12.21 | |
| 551 - 575 | 359 | 63,203,328.20 | 12.16 | |
| 576 - 600 | 443 | 81,107,958.86 | 15.60 | |
| 601 - 625 | 401 | 76,554,594.75 | 14.73 | |
| 626 - 650 | 364 | 70,318,769.51 | 13.53 | |
| 651 - 675 | 244 | 48,362,994.83 | 9.30 | |
| 676 - 700 | 143 | 29,856,083.75 | 5.74 | |
| 701 - 725 | 83 | 17,187,270.20 | 3.31 | |
| 726 - 750 | 61 | 12,905,389.32 | 2.48 | |
| 751 - 775 | 31 | 7,086,077.25 | 1.36 | |
| 776 - 800 | 14 | 2,828,781.68 | 0.54 | |
| 801 - 818 | 1 | 100,473.07 | 0.02 | |
| **Total** | 2,783 | $519,840,527.66 | 100.00 | % |

| Current Loan Rate (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 4.500 - 5.000 | 18 | $4,410,020.71 | 0.85 | % |
| 5.001 - 6.000 | 352 | 76,118,499.35 | 14.64 | |
| 6.001 - 7.000 | 912 | 185,661,243.42 | 35.72 | |
| 7.001 - 8.000 | 899 | 162,482,638.65 | 31.26 | |
| 8.001 - 9.000 | 421 | 67,569,720.96 | 13.00 | |
| 9.001 - 10.000 | 116 | 15,615,560.18 | 3.00 | |
| 10.001 - 11.000 | 45 | 5,625,612.07 | 1.08 | |
| 11.001 - 12.000 | 18 | 2,072,368.30 | 0.40 | |
| 12.001 - 12.500 | 2 | 284,864.02 | 0.05 | |
| **Total** | 2,783 | $519,840,527.66 | 100.00 | % |

| Maximum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 11.500 - 12.000 | 18 | $4,410,020.71 | 1.13 % |
| 12.001 - 13.000 | 233 | 50,054,699.13 | 12.87 |
| 13.001 - 14.000 | 625 | 128,166,488.06 | 32.96 |
| 14.001 - 15.000 | 704 | 128,375,684.06 | 33.02 |
| 15.001 - 16.000 | 343 | 56,583,379.61 | 14.55 |
| 16.001 - 17.000 | 99 | 13,702,682.38 | 3.52 |
| 17.001 - 18.000 | 40 | 5,152,750.11 | 1.33 |
| 18.001 - 19.000 | 17 | 2,013,604.05 | 0.52 |
| 19.001 - 20.000 | 1 | 132,981.96 | 0.03 |
| 23.001 - 24.000 | 1 | 224,588.16 | 0.06 |
| **Total** | 2,081 | $388,816,878.23 | 100.00 % |

| Minimum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.500 - 5.000 | 18 | $4,410,020.71 | 1.13 % |
| 5.001 - 6.000 | 233 | 50,054,699.13 | 12.87 |
| 6.001 - 7.000 | 625 | 128,166,488.06 | 32.96 |
| 7.001 - 8.000 | 704 | 128,375,684.06 | 33.02 |
| 8.001 - 9.000 | 344 | 56,807,967.77 | 14.61 |
| 9.001 - 10.000 | 99 | 13,702,682.38 | 3.52 |
| 10.001 - 11.000 | 40 | 5,152,750.11 | 1.33 |
| 11.001 - 12.000 | 17 | 2,013,604.05 | 0.52 |
| 12.001 - 12.150 | 1 | 132,981.96 | 0.03 |
| **Total** | 2,081 | $388,816,878.23 | 100.00 % |

| Gross Margin (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 5.450 - 6.000 | 21 | $5,256,599.58 | 1.35 % |
| 6.001 - 6.990 | 2,060 | 383,560,278.65 | 98.65 |
| **Total** | 2,081 | $388,816,878.23 | 100.00 % |

| Next Adjustment Date (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12/01/05 | 18 | $3,351,300.16 | 0.86 % |
| 01/01/06 | 143 | 26,443,019.02 | 6.80 |
| 02/01/06 | 428 | 81,715,753.36 | 21.02 |
| 03/01/06 | 1,420 | 263,586,783.78 | 67.79 |
| 04/01/06 | 2 | 430,675.71 | 0.11 |
| 12/01/06 | 1 | 283,500.00 | 0.07 |
| 01/01/07 | 2 | 339,381.33 | 0.09 |
| 02/01/07 | 11 | 1,855,361.02 | 0.48 |
| 03/01/07 | 56 | 10,811,103.85 | 2.78 |
| **Total** | 2,081 | $388,816,878.23 | 100.00 % |

| Initial Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.500 | 1 | $224,588.16 | 0.06 % |
| 3.000 | 2,080 | 388,592,290.07 | 99.94 |
| **Total** | 2,081 | $388,816,878.23 | 100.00 % |

| Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.500 | 2,081 | $388,816,878.23 | 100.00 % |
| **Total** | 2,081 | $388,816,878.23 | 100.00 % |

| Product: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/28 6 MO LIBOR | 1,700 | $307,854,353.72 | 59.22 % |
| Fixed Rate | 702 | 131,023,649.43 | 25.20 |
| 2/28 6 MO LIBOR IO | 311 | 67,673,178.31 | 13.02 |
| 3/27 6 MO LIBOR | 51 | 9,791,668.28 | 1.88 |
| 3/27 6 MO LIBOR IO | 19 | 3,497,677.92 | 0.67 |
| **Total** | 2,783 | $519,840,527.66 | 100.00 % |

| Delinquency Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| Current | 2,783 | $519,840,527.66 | 100.00 | % |
| **Total** | 2,783 | $519,840,527.66 | 100.00 | % |

| Prepayment Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| N/A | 354 | $63,064,614.05 | 12.13 | % |
| 12 | 264 | 51,403,757.46 | 9.89 | |
| 24 | 1,724 | 325,631,178.09 | 62.64 | |
| 30 | 2 | 389,716.44 | 0.07 | |
| 36 | 439 | 79,351,261.62 | 15.26 | |
| Total | 2,783 | $519,840,527.66 | 100.00 | % |

| Lien Position: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| First Lien | 2,783 | $519,840,527.66 | 100.00 | % |
| **Total** | 2,783 | $519,840,527.66 | 100.00 | % |

| Interest Only Loans: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| N/A | 2,453 | $448,669,671.43 | 86.31 | % |
| Y | 330 | 71,170,856.23 | 13.69 | |
| Total | 2,783 | $519,840,527.66 | 100.00 | % |

# Group II Mortgage Loans
# As of the Cut-off Date

| | | | | | | |
|---|---|---|---|---|---|---|
| **Total Outstanding Principal Balance:** | $270,285,012 | | | | | |
| **Number Of Loans:** | 965 | | | | | |
| | | | **Minimum** | | **Maximum** | |
| **Average Outstanding Principal Balance:** | $280,088 | | $60,274 | | $996,266 | |
| **Weighted Average Current Loan Rate:** | 6.922 | % | 4.500 | % | 13.200 | % |
| **Arm Characteristics:** | | | | | | |
| **Weighted Average Gross Margin:** | 6.897 | % | 5.450 | % | 6.990 | % |
| **Weighted Average Maximum Loan Rate:** | 13.963 | % | 11.500 | % | 20.200 | % |
| **Weighted Average Minimum Loan Rate:** | 6.965 | % | 4.500 | % | 13.200 | % |
| **Weighted Average Initial Periodic Rate Cap:** | 3.000 | % | 3.000 | % | 3.000 | % |
| **Weighted Average Periodic Rate Cap:** | 1.500 | % | 1.500 | % | 1.500 | % |
| **Weighted Average Months To Roll:** | 22 | months | 19 | months | 34 | months |
| **Weighted Average Original Term:** | 358 | months | 180 | months | 360 | months |
| **Weighted Average Remaining Term:** | 356 | months | 176 | months | 358 | months |
| **Weighted Average Original LTV:** | 82.34 | % | 12.73 | % | 100.00 | % |
| **Weighted Average Credit Score:** | 619 | | 500 | | 806 | |
| **First Pay Date:** | | | Jan 01, 2004 | | Apr 01, 2004 | |
| **Maturity Date:** | | | Jan 01, 2019 | | Mar 01, 2034 | |

| | |
|---|---|
| **Top Lien Position Concentrations ($):** | 100.00 % First Lien |
| **Top Balloon Flag Concentrations ($):** | 100.00 % Fully Amortizing |
| **Top Property State Concentrations ($):** | 43.60 % California, 12.71 % New York, 8.27 % Florida |
| **Maximum Zip Code Concentration ($):** | 0.82 % 94080 |

| Principal Balance ($): | Number of Mortgage Loans | Outstanding as of Principal Balance the Cutoff Date | % of Aggregate Outstanding as of Principal Balance the Cutoff Date | |
|---|---|---|---|---|
| 60,274 - 75,000 | 81 | $5,612,190.47 | 2.08 | % |
| 75,001 - 100,000 | 116 | 10,132,766.27 | 3.75 | |
| 100,001 - 125,000 | 88 | 9,862,188.68 | 3.65 | |
| 125,001 - 150,000 | 66 | 9,122,038.98 | 3.37 | |
| 150,001 - 175,000 | 35 | 5,626,449.42 | 2.08 | |
| 175,001 - 200,000 | 27 | 5,112,060.60 | 1.89 | |
| 200,001 - 225,000 | 22 | 4,680,113.56 | 1.73 | |
| 225,001 - 250,000 | 15 | 3,547,614.55 | 1.31 | |
| 250,001 - 275,000 | 12 | 3,126,423.96 | 1.16 | |
| 275,001 - 300,000 | 13 | 3,712,360.12 | 1.37 | |
| 300,001 - 350,000 | 73 | 24,598,835.59 | 9.10 | |
| 350,001 - 400,000 | 141 | 52,863,997.62 | 19.56 | |
| 400,001 - 450,000 | 121 | 51,109,115.28 | 18.91 | |
| 450,001 - 500,000 | 111 | 53,786,015.34 | 19.90 | |
| 500,001 - 600,000 | 26 | 14,400,357.53 | 5.33 | |
| 600,001 - 700,000 | 8 | 5,212,299.21 | 1.93 | |
| 700,001 - 800,000 | 8 | 5,935,657.07 | 2.20 | |
| 800,001 - 900,000 | 1 | 848,262.54 | 0.31 | |
| 900,001 - 996,266 | 1 | 996,265.57 | 0.37 | |
| **Total** | 965 | $270,285,012.36 | 100.00 | % |

| Original Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 180 | 6 | $1,167,260.14 | 0.43 | % |
| 240 | 6 | 1,717,840.99 | 0.64 | |
| 360 | 953 | 267,399,911.23 | 98.93 | |
| **Total** | 965 | $270,285,012.36 | 100.00 | % |

| Remaining Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 176 - 180 | 6 | $1,167,260.14 | 0.43 | % |
| 229 - 240 | 6 | 1,717,840.99 | 0.64 | |
| 349 - 358 | 953 | 267,399,911.23 | 98.93 | |
| **Total** | 965 | $270,285,012.36 | 100.00 | % |

| Property Type: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family | 857 | $242,861,194.64 | 89.85 % |
| Two-Four Family | 68 | 17,829,309.01 | 6.60 |
| Condominium | 40 | 9,594,508.71 | 3.55 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Occupancy Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Primary | 830 | $246,284,205.88 | 91.12 % |
| Non-owner | 122 | 20,003,982.92 | 7.40 |
| Second Home | 13 | 3,996,823.56 | 1.48 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Purpose: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Cash Out Refinance | 599 | $166,531,258.92 | 61.61 % |
| Purchase | 325 | 92,152,012.25 | 34.09 |
| Rate/Term Refinance | 28 | 7,475,283.17 | 2.77 |
| Home Improvement | 13 | 4,126,458.02 | 1.53 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Original Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12.73 - 50.00 | 16 | $2,269,624.99 | 0.84 % |
| 50.01 - 55.00 | 10 | 3,020,558.61 | 1.12 |
| 55.01 - 60.00 | 14 | 2,746,412.39 | 1.02 |
| 60.01 - 65.00 | 48 | 13,334,135.58 | 4.93 |
| 65.01 - 70.00 | 52 | 14,325,358.66 | 5.30 |
| 70.01 - 75.00 | 86 | 24,623,729.06 | 9.11 |
| 75.01 - 80.00 | 303 | 82,435,947.79 | 30.50 |
| 80.01 - 85.00 | 77 | 21,959,674.90 | 8.12 |
| 85.01 - 90.00 | 264 | 71,163,453.13 | 26.33 |
| 90.01 - 95.00 | 33 | 11,294,659.84 | 4.18 |
| 95.01 - 100.00 | 62 | 23,111,457.41 | 8.55 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Property State: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Alaska | 1 | $159,645.09 | 0.06 % |
| Arizona | 17 | 3,748,066.39 | 1.39 |
| California | 297 | 117,852,383.64 | 43.60 |
| Colorado | 14 | 3,862,420.65 | 1.43 |
| Connecticut | 15 | 2,896,599.96 | 1.07 |
| Delaware | 5 | 1,064,981.29 | 0.39 |
| Florida | 141 | 22,343,095.00 | 8.27 |
| Georgia | 13 | 2,626,488.97 | 0.97 |
| Hawaii | 5 | 1,990,949.14 | 0.74 |
| Illinois | 37 | 8,253,171.80 | 3.05 |
| Indiana | 4 | 940,456.04 | 0.35 |
| Iowa | 1 | 128,824.54 | 0.05 |
| Kansas | 1 | 88,265.07 | 0.03 |
| Maryland | 40 | 8,960,235.58 | 3.32 |
| Massachusetts | 18 | 7,037,459.88 | 2.60 |
| Michigan | 36 | 6,136,469.31 | 2.27 |
| Minnesota | 18 | 3,667,524.37 | 1.36 |
| Missouri | 4 | 532,026.25 | 0.20 |
| Nevada | 11 | 2,600,164.13 | 0.96 |
| New Hampshire | 4 | 1,320,038.50 | 0.49 |
| New Jersey | 38 | 12,152,519.41 | 4.50 |
| New Mexico | 1 | 104,347.48 | 0.04 |
| New York | 85 | 34,342,136.55 | 12.71 |
| North Carolina | 17 | 2,060,922.00 | 0.76 |
| Ohio | 23 | 2,054,822.32 | 0.76 |
| Oklahoma | 3 | 632,570.31 | 0.23 |
| Oregon | 7 | 836,043.94 | 0.31 |
| Pennsylvania | 25 | 2,960,948.65 | 1.10 |
| Rhode Island | 8 | 1,694,795.80 | 0.63 |
| South Carolina | 2 | 216,531.06 | 0.08 |
| Tennessee | 5 | 1,113,788.10 | 0.41 |
| Texas | 17 | 3,466,065.31 | 1.28 |
| Utah | 7 | 1,602,594.69 | 0.59 |
| Virginia | 18 | 4,567,686.18 | 1.69 |
| Washington | 18 | 4,782,410.56 | 1.77 |
| Wisconsin | 9 | 1,487,564.40 | 0.55 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Documentation Level: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Full Documentation | 647 | $178,430,174.79 | 66.02 % |
| Stated Documentation | 283 | 79,981,066.65 | 29.59 |
| Easy Documentation | 35 | 11,873,770.92 | 4.39 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Credit Score: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Not Available | 1 | $368,356.55 | 0.14 % |
| 476 - 500 | 2 | 354,340.84 | 0.13 |
| 501 - 525 | 74 | 14,806,172.85 | 5.48 |
| 526 - 550 | 98 | 20,018,573.12 | 7.41 |
| 551 - 575 | 141 | 32,820,581.76 | 12.14 |
| 576 - 600 | 155 | 42,456,541.73 | 15.71 |
| 601 - 625 | 141 | 44,873,287.10 | 16.60 |
| 626 - 650 | 114 | 36,838,544.24 | 13.63 |
| 651 - 675 | 93 | 28,941,340.23 | 10.71 |
| 676 - 700 | 64 | 20,839,434.94 | 7.71 |
| 701 - 725 | 32 | 10,728,611.58 | 3.97 |
| 726 - 750 | 27 | 9,419,910.78 | 3.49 |
| 751 - 775 | 15 | 5,081,082.41 | 1.88 |
| 776 - 800 | 7 | 2,348,714.23 | 0.87 |
| 801 - 806 | 1 | 389,520.00 | 0.14 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Current Loan Rate (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.500 - 5.000 | 10 | $4,115,699.33 | 1.52 % |
| 5.001 - 6.000 | 130 | 54,329,924.19 | 20.10 |
| 6.001 - 7.000 | 306 | 106,625,593.84 | 39.45 |
| 7.001 - 8.000 | 294 | 71,733,595.05 | 26.54 |
| 8.001 - 9.000 | 152 | 24,619,094.12 | 9.11 |
| 9.001 - 10.000 | 53 | 6,090,586.39 | 2.25 |
| 10.001 - 11.000 | 15 | 2,246,063.56 | 0.83 |
| 11.001 - 12.000 | 4 | 462,510.98 | 0.17 |
| 13.001 - 13.200 | 1 | 61,944.90 | 0.02 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Maximum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 11.500 - 12.000 | 10 | $4,115,699.33 | 1.87 % |
| 12.001 - 13.000 | 91 | 38,791,382.82 | 17.67 |
| 13.001 - 14.000 | 244 | 85,035,439.46 | 38.74 |
| 14.001 - 15.000 | 256 | 63,645,774.83 | 28.99 |
| 15.001 - 16.000 | 122 | 20,125,409.69 | 9.17 |
| 16.001 - 17.000 | 46 | 5,195,298.39 | 2.37 |
| 17.001 - 18.000 | 14 | 2,083,696.11 | 0.95 |
| 18.001 - 19.000 | 4 | 462,510.98 | 0.21 |
| 20.001 - 20.200 | 1 | 61,944.90 | 0.03 |
| **Total** | 788 | $219,517,156.51 | 100.00 % |

| Minimum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 4.500 - 5.000 | 10 | $4,115,699.33 | 1.87 | % |
| 5.001 - 6.000 | 90 | 38,439,382.82 | 17.51 | |
| 6.001 - 7.000 | 245 | 85,387,439.46 | 38.90 | |
| 7.001 - 8.000 | 256 | 63,645,774.83 | 28.99 | |
| 8.001 - 9.000 | 122 | 20,125,409.69 | 9.17 | |
| 9.001 - 10.000 | 46 | 5,195,298.39 | 2.37 | |
| 10.001 - 11.000 | 14 | 2,083,696.11 | 0.95 | |
| 11.001 - 12.000 | 4 | 462,510.98 | 0.21 | |
| 13.001 - 13.200 | 1 | 61,944.90 | 0.03 | |
| **Total** | 788 | $219,517,156.51 | 100.00 | % |

| Gross Margin (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 5.450 - 6.000 | 12 | $5,002,699.31 | 2.28 | % |
| 6.001 - 6.990 | 776 | 214,514,457.20 | 97.72 | |
| **Total** | 788 | $219,517,156.51 | 100.00 | % |

| Next Adjustment Date (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 12/01/05 | 4 | $1,288,678.77 | 0.59 | % |
| 01/01/06 | 57 | 16,749,406.96 | 7.63 | |
| 02/01/06 | 159 | 42,047,325.70 | 19.15 | |
| 03/01/06 | 541 | 150,970,410.18 | 68.77 | |
| 12/01/06 | 1 | 457,997.29 | 0.21 | |
| 01/01/07 | 3 | 569,391.09 | 0.26 | |
| 02/01/07 | 2 | 562,228.43 | 0.26 | |
| 03/01/07 | 21 | 6,871,718.09 | 3.13 | |
| **Total** | 788 | $219,517,156.51 | 100.00 | % |

| Initial Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | |
|---|---|---|---|---|
| 3.000 | 788 | 219,517,156.51 | 100.00 | % |
| **Total** | 788 | 219,517,156.51 | 100.00 | % |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*

*The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.500 | 788 | $219,517,156.51 | 100.00 % |
| **Total** | 788 | $219,517,156.51 | 100.00 % |

| Product: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/28 6 MO LIBOR | 624 | $155,998,653.93 | 57.72 % |
| 2/28 6 MO LIBOR IO | 137 | 55,057,167.68 | 20.37 |
| Fixed Rate | 177 | 50,767,855.85 | 18.78 |
| 3/27 6 MO LIBOR | 20 | 5,822,428.40 | 2.15 |
| 3/27 6 MO LIBOR IO | 7 | 2,638,906.50 | 0.98 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Delinquency Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Current | 965 | $270,285,012.36 | 100.00 % |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Prepayment Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| N/A | 70 | $21,160,474.32 | 7.83 % |
| 12 | 87 | 30,128,224.53 | 11.15 |
| 24 | 660 | 182,182,479.12 | 67.40 |
| 36 | 148 | 36,813,834.39 | 13.62 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Lien Position: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 965 | $270,285,012.36 | 100.00 % |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

| Interest Only Loans: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| N/A | 821 | $212,588,938.18 | 78.65 % |
| Interest Only | 144 | 57,696,074.18 | 21.35 |
| **Total** | 965 | $270,285,012.36 | 100.00 % |

**RBS Greenwich Capital**

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*

**FREMONT 2004-B ALL**
**)4 SCHEDULED BALANCES**

**All Loans**

| Combined Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 50.00 | 114 | 16,812,231.62 | 2.13 |
| 50.01 - 55.00 | 66 | 11,977,782.91 | 1.52 |
| 55.01 - 60.00 | 75 | 13,142,414.58 | 1.66 |
| 60.01 - 65.00 | 181 | 37,032,976.53 | 4.69 |
| 65.01 - 70.00 | 231 | 48,218,026.66 | 6.10 |
| 70.01 - 75.00 | 343 | 70,958,852.82 | 8.98 |
| 75.01 - 80.00 | 706 | 147,897,867.14 | 18.72 |
| 80.01 - 85.00 | 280 | 62,915,719.36 | 7.96 |
| 85.01 - 90.00 | 495 | 112,758,233.02 | 14.27 |
| 90.01 - 95.00 | 424 | 88,657,022.34 | 11.22 |
| 95.01 - 100.00 | 833 | 179,754,413.04 | 22.75 |
| **Total** | 3,748 | 790,125,540.02 | 100.00 |

**Group 1**

| Combined Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 50.00 | 98 | 14,542,606.63 | 2.80 |
| 50.01 - 55.00 | 56 | 8,957,224.30 | 1.72 |
| 55.01 - 60.00 | 61 | 10,396,002.19 | 2.00 |
| 60.01 - 65.00 | 133 | 23,698,840.95 | 4.56 |
| 65.01 - 70.00 | 181 | 34,679,079.13 | 6.67 |
| 70.01 - 75.00 | 266 | 48,673,826.61 | 9.36 |
| 75.01 - 80.00 | 528 | 98,394,768.09 | 18.93 |
| 80.01 - 85.00 | 199 | 38,668,887.75 | 7.44 |
| 85.01 - 90.00 | 332 | 62,890,503.70 | 12.10 |
| 90.01 - 95.00 | 309 | 58,646,738.21 | 11.28 |
| 95.01 - 100.00 | 620 | 120,292,050.10 | 23.14 |
| **Total** | 2,783 | 519,840,527.66 | 100.00 |

**Group 2**

| Combined Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 50.00 | 16 | 2,269,624.99 | 0.84 |
| 50.01 - 55.00 | 10 | 3,020,558.61 | 1.12 |
| 55.01 - 60.00 | 14 | 2,746,412.39 | 1.02 |
| 60.01 - 65.00 | 48 | 13,334,135.58 | 4.93 |
| 65.01 - 70.00 | 50 | 13,538,947.53 | 5.01 |
| 70.01 - 75.00 | 77 | 22,285,026.21 | 8.25 |
| 75.01 - 80.00 | 178 | 49,503,099.05 | 18.32 |
| 80.01 - 85.00 | 81 | 24,246,831.61 | 8.97 |
| 85.01 - 90.00 | 163 | 49,867,729.32 | 18.45 |
| 90.01 - 95.00 | 115 | 30,010,284.13 | 11.10 |
| 95.01 - 100.00 | 213 | 59,462,362.94 | 22.00 |
| **Total** | 965 | 270,285,012.36 | 100.00 |

**RBS Greenwich Capital**



**EMONT 2004-B IO LOANS**
**)4 SCHEDULED BALANCES**

| | | | |
|---|---|---|---|
| **Number Of Loans:** | 474 | | |
| **Total Outstanding Principal Balance:** | 128,866,930 | | |
| | | **Minimum** | **Maximum** |
| **Average Outstanding Principal Balance:** | $271,871.16 | $54,800.00 | $776,000.00 |
| **Weighted Average Current Loan Rate:** | 6.144 % | 4.500 | 8.600 % |
| **Arm Characteristics:** | | | |
| **Weighted Average Gross Margin:** | 6.743 % | 5.450 | 6.990 % |
| **Weighted Average Maximum Loan Rate:** | 13.144 % | 11.500 | 15.600 % |
| **Weighted Average Minimum Loan Rate:** | 6.148 % | 4.500 | 8.600 % |
| **Weighted Average Initial Periodic Rate Cap:** | 3.000 % | 3.000 | 3.000 % |
| **Weighted Average Periodic Rate Cap:** | 1.500 % | 1.500 | 1.500 % |
| **Weighted Average Months To Roll:** | 22 months | 19 | 34 months |
| **Weighted Average Original Term:** | 360 months | 360 | 360 months |
| **Weighted Average Remaining Term:** | 358 months | 355 | 358 months |
| **Weighted Average Original Ltv:** | 86.62 % | 62.14 | 100.00 % |
| **Weighted Average Credit Score:** | 643 | 500 | 806 |
| **First Pay Date:** | | Jan 01, 2004 | Apr 01, 2004 |
| **Maturity Date:** | | Dec 01, 2033 | Mar 01, 2034 |

**Top Lien Position Concentrations ($):** 100.00 % First Lien
**Top Balloon Flag Concentrations ($):** 100.00 % Fully Amortizing
**Top Property State Concentrations ($):** 61.19 % California, 4.92 % Colorado, 4.40 % Florida
**Maximum Zip Code Concentration ($):** 1.27 % 94506 (Danville, CA)

**Table**

| Principal Balance (): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 54,800 - 75,000 | 2 | 128,400.00 | 0.10 |
| 75,001 - 100,000 | 14 | 1,317,595.00 | 1.02 |
| 100,001 - 125,000 | 30 | 3,329,572.14 | 2.58 |
| 125,001 - 150,000 | 30 | 4,140,392.56 | 3.21 |
| 150,001 - 175,000 | 38 | 6,163,687.14 | 4.78 |
| 175,001 - 200,000 | 47 | 8,937,168.92 | 6.94 |
| 200,001 - 225,000 | 39 | 8,298,866.69 | 6.44 |
| 225,001 - 250,000 | 32 | 7,623,947.76 | 5.92 |
| 250,001 - 275,000 | 32 | 8,390,122.41 | 6.51 |
| 275,001 - 300,000 | 35 | 10,028,108.05 | 7.78 |
| 300,001 - 350,000 | 51 | 16,462,629.90 | 12.77 |
| 350,001 - 400,000 | 50 | 18,706,725.52 | 14.52 |
| 400,001 - 450,000 | 37 | 15,483,902.36 | 12.02 |
| 450,001 - 500,000 | 24 | 11,630,011.97 | 9.02 |
| 500,001 - 600,000 | 6 | 3,259,999.99 | 2.53 |
| 600,001 - 700,000 | 3 | 1,983,000.00 | 1.54 |
| 700,001 - 776,000 | 4 | 2,982,800.00 | 2.31 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Original Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 360 | 474 | 128,866,930.41 | 100.00 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Remaining Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 355 - 358 | 474 | 128,866,930.41 | 100.00 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Property Type: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family | 407 | 111,132,792.12 | 86.24 |
| Condominium | 49 | 12,385,129.88 | 9.61 |
| Two-Four Family | 18 | 5,349,008.41 | 4.15 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Occupancy Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Primary | 472 | 128,020,430.43 | 99.34 |
| Second Home | 2 | 846,499.98 | 0.66 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Purpose: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Purchase | 284 | 73,656,887.20 | 57.16 |
| Cash Out Refinance | 180 | 51,445,244.46 | 39.92 |
| Rate/Term Refinance | 7 | 2,799,500.00 | 2.17 |
| Home Improvement | 3 | 965,298.75 | 0.75 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Original Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 62.14 - 65.00 | 2 | 544,999.99 | 0.42 |
| 65.01 - 70.00 | 1 | 693,000.00 | 0.54 |
| 70.01 - 75.00 | 8 | 2,967,961.11 | 2.30 |
| 75.01 - 80.00 | 229 | 57,180,646.09 | 44.37 |
| 80.01 - 85.00 | 19 | 5,113,143.21 | 3.97 |
| 85.01 - 90.00 | 98 | 30,669,547.49 | 23.80 |
| 90.01 - 95.00 | 40 | 11,272,326.71 | 8.75 |
| 95.01 - 100.00 | 77 | 20,425,305.81 | 15.85 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Property State: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Arizona | 21 | 3,762,100.70 | 2.92 |
| California | 246 | 78,847,698.83 | 61.19 |
| Colorado | 30 | 6,334,099.56 | 4.92 |
| Connecticut | 5 | 1,361,448.99 | 1.06 |
| Delaware | 2 | 476,000.00 | 0.37 |
| Florida | 29 | 5,673,837.75 | 4.40 |
| Georgia | 8 | 1,469,629.40 | 1.14 |
| Hawaii | 8 | 2,424,050.01 | 1.88 |
| Idaho | 1 | 108,000.00 | 0.08 |
| Illinois | 11 | 2,336,407.37 | 1.81 |
| Maryland | 4 | 743,982.27 | 0.58 |
| Massachusetts | 14 | 4,188,630.01 | 3.25 |
| Michigan | 3 | 729,206.90 | 0.57 |
| Minnesota | 8 | 1,487,397.01 | 1.15 |
| Missouri | 1 | 248,608.00 | 0.19 |
| Nevada | 9 | 2,071,789.51 | 1.61 |
| New Hampshire | 1 | 415,000.01 | 0.32 |
| New Jersey | 3 | 810,400.00 | 0.63 |
| New York | 7 | 2,279,098.40 | 1.77 |
| North Carolina | 3 | 399,486.00 | 0.31 |
| Ohio | 4 | 619,569.32 | 0.48 |
| Oklahoma | 1 | 179,999.99 | 0.14 |
| Oregon | 4 | 576,400.00 | 0.45 |
| Rhode Island | 1 | 172,800.00 | 0.13 |
| South Carolina | 2 | 313,450.00 | 0.24 |
| Tennessee | 1 | 244,000.00 | 0.19 |
| Texas | 2 | 292,296.00 | 0.23 |
| Utah | 9 | 1,946,784.89 | 1.51 |
| Virginia | 16 | 3,786,669.48 | 2.94 |
| Washington | 20 | 4,568,090.01 | 3.54 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Documentation Level: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Full Documentation | 472 | 128,255,930.41 | 99.53 |
| Easy Documentation | 2 | 611,000.00 | 0.47 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Credit Score: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 500 - 500 | 1 | 180,000.00 | 0.14 |
| 526 - 550 | 1 | 261,900.00 | 0.20 |
| 551 - 575 | 5 | 1,813,150.00 | 1.41 |
| 576 - 600 | 73 | 18,599,392.46 | 14.43 |
| 601 - 625 | 113 | 29,288,057.95 | 22.73 |
| 626 - 650 | 107 | 29,137,489.93 | 22.61 |
| 651 - 675 | 82 | 23,712,399.41 | 18.40 |
| 676 - 700 | 40 | 11,543,166.33 | 8.96 |
| 701 - 725 | 24 | 6,413,109.98 | 4.98 |
| 726 - 750 | 15 | 4,084,930.35 | 3.17 |
| 751 - 775 | 9 | 2,741,478.00 | 2.13 |
| 776 - 800 | 3 | 702,336.00 | 0.55 |
| 801 - 806 | 1 | 389,520.00 | 0.30 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Current Loan Rate (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.500 - 5.000 | 23 | 7,258,010.33 | 5.63 |
| 5.001 - 6.000 | 192 | 54,780,027.27 | 42.51 |
| 6.001 - 7.000 | 209 | 54,962,089.14 | 42.65 |
| 7.001 - 8.000 | 42 | 10,142,303.67 | 7.87 |
| 8.001 - 8.600 | 8 | 1,724,500.00 | 1.34 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Maximum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 11.500 - 12.000 | 23 | 7,258,010.33 | 5.63 |
| 12.001 - 13.000 | 192 | 54,780,027.27 | 42.51 |
| 13.001 - 14.000 | 209 | 54,962,089.14 | 42.65 |
| 14.001 - 15.000 | 42 | 10,142,303.67 | 7.87 |
| 15.001 - 15.600 | 8 | 1,724,500.00 | 1.34 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Minimum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.500 - 5.000 | 23 | 7,258,010.33 | 5.63 |
| 5.001 - 6.000 | 191 | 54,428,027.27 | 42.24 |
| 6.001 - 7.000 | 210 | 55,314,089.14 | 42.92 |
| 7.001 - 8.000 | 42 | 10,142,303.67 | 7.87 |
| 8.001 - 8.600 | 8 | 1,724,500.00 | 1.34 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Gross Margin (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 5.450 - 6.000 | 27 | 8,841,810.31 | 6.86 |
| 6.001 - 6.990 | 447 | 120,025,120.10 | 93.14 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Next Adjustment Date (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12/01/05 | 5 | 1,827,000.00 | 1.42 |
| 01/01/06 | 14 | 4,694,231.88 | 3.64 |
| 02/01/06 | 73 | 19,692,079.19 | 15.28 |
| 03/01/06 | 356 | 96,517,034.92 | 74.90 |
| 12/01/06 | 1 | 283,500.00 | 0.22 |
| 02/01/07 | 6 | 1,225,130.92 | 0.95 |
| 03/01/07 | 19 | 4,627,953.50 | 3.59 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Initial Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 3.000 | 474 | 128,866,930.41 | 100.00 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.500 | 474 | 128,866,930.41 | 100.00 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Product: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/28 6 MO LIBOR IO | 448 | 122,730,345.99 | 95.24 |
| 3/27 6 MO LIBOR IO | 26 | 6,136,584.42 | 4.76 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Delinquency Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Current | 474 | 128,866,930.41 | 100.00 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Prepayment Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 25 | 5,527,498.40 | 4.29 |
| 12 | 31 | 9,452,149.79 | 7.33 |
| 24 | 394 | 108,264,783.79 | 84.01 |
| 36 | 24 | 5,622,498.43 | 4.36 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Lien Position: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 474 | 128,866,930.41 | 100.00 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

| Interest Only Loans: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Y | 474 | 128,866,930.41 | 100.00 |
| **Total** | 474 | 128,866,930.41 | 100.00 |

# RBS Greenwich Capital

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.*

**IONT 2004-B NON IO LOANS**
**)4 SCHEDULED BALANCES**

| | | | |
|---|---|---|---|
| **Number Of Loans:** | 3,274 | | |
| **Total Outstanding Principal Balance:** | 661,258,610 | | |
| | | **Minimum** | **Maximum** |
| **Average Outstanding Principal Balance:** | $201,972.70 | $49,925.55 | $996,265.57 |
| **Weighted Average Current Loan Rate:** | 7.267 % | 4.500 | 13.200 % |
| **Arm Characteristics:** | | | |
| **Weighted Average Gross Margin:** | 6.966 % | 5.450 | 6.990 % |
| **Weighted Average Maximum Loan Rate:** | 14.423 % | 11.500 | 24.000 % |
| **Weighted Average Minimum Loan Rate:** | 7.419 % | 4.500 | 13.200 % |
| **Weighted Average Initial Periodic Rate Cap:** | 2.999 % | 1.500 | 3.000 % |
| **Weighted Average Periodic Rate Cap:** | 1.500 % | 1.500 | 1.500 % |
| **Weighted Average Months To Roll:** | 22 months | 19 | 34 months |
| **Weighted Average Original Term:** | 357 months | 180 | 360 months |
| **Weighted Average Remaining Term:** | 355 months | 176 | 359 months |
| **Weighted Average Original Ltv:** | 79.89 % | 12.73 | 100.00 % |
| **Weighted Average Credit Score:** | 605 | 500 | 818 |
| **First Pay Date:** | | Jan 01, 2004 | May 01, 2004 |
| **Maturity Date:** | | Jan 01, 2019 | Apr 01, 2034 |

| | |
|---|---|
| **Top Lien Position Concentrations ($):** | 100.00 % First Lien |
| **Top Balloon Flag Concentrations ($):** | 100.00 % Fully Amortizing |
| **Top Property State Concentrations ($):** | 31.50 % California, 16.28 % New York, 7.95 % Florida |
| **Maximum Zip Code Concentration ($):** | 0.54 % 11236 (Brooklyn, NY) |

**Table**

| Principal Balance (): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 49,926 - 50,000 | 8 | 399,572.21 | 0.06 |
| 50,001 - 75,000 | 242 | 15,427,911.15 | 2.33 |
| 75,001 - 100,000 | 289 | 25,529,029.54 | 3.86 |
| 100,001 - 125,000 | 395 | 44,711,794.38 | 6.76 |
| 125,001 - 150,000 | 372 | 51,430,469.39 | 7.78 |
| 150,001 - 175,000 | 343 | 55,659,527.34 | 8.42 |
| 175,001 - 200,000 | 288 | 54,275,735.07 | 8.21 |
| 200,001 - 225,000 | 263 | 56,045,369.07 | 8.48 |
| 225,001 - 250,000 | 205 | 48,829,179.49 | 7.38 |
| 250,001 - 275,000 | 154 | 40,387,989.24 | 6.11 |
| 275,001 - 300,000 | 145 | 41,808,399.25 | 6.32 |
| 300,001 - 350,000 | 208 | 67,569,224.08 | 10.22 |
| 350,001 - 400,000 | 124 | 46,379,466.23 | 7.01 |
| 400,001 - 450,000 | 109 | 46,143,798.75 | 6.98 |
| 450,001 - 500,000 | 98 | 47,494,102.49 | 7.18 |
| 500,001 - 600,000 | 20 | 11,140,357.54 | 1.68 |
| 600,001 - 700,000 | 5 | 3,229,299.21 | 0.49 |
| 700,001 - 800,000 | 4 | 2,952,857.07 | 0.45 |
| 800,001 - 900,000 | 1 | 848,262.54 | 0.13 |
| 900,001 - 996,266 | 1 | 996,265.57 | 0.15 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Original Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 180 | 49 | 7,716,166.12 | 1.17 |
| 240 | 21 | 4,165,049.72 | 0.63 |
| 300 | 1 | 327,620.26 | 0.05 |
| 360 | 3,203 | 649,049,773.51 | 98.15 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Remaining Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 176 - 180 | 49 | 7,716,166.12 | 1.17 |
| 229 - 240 | 21 | 4,165,049.72 | 0.63 |
| 289 - 300 | 1 | 327,620.26 | 0.05 |
| 349 - 359 | 3,203 | 649,049,773.51 | 98.15 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Property Type: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family | 2,741 | 540,721,845.53 | 81.77 |
| Two-Four Family | 384 | 96,041,985.60 | 14.52 |
| Condominium | 148 | 24,228,317.32 | 3.66 |
| Manufactured Housing | 1 | 266,461.16 | 0.04 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Occupancy Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Primary | 2,754 | 574,493,752.68 | 86.88 |
| Non-owner | 476 | 77,898,597.00 | 11.78 |
| Second Home | 44 | 8,866,259.93 | 1.34 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Purpose: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Cash Out Refinance | 2,147 | 435,997,556.66 | 65.93 |
| Purchase | 983 | 197,068,037.68 | 29.80 |
| Rate/Term Refinance | 81 | 15,285,432.76 | 2.31 |
| Home Improvement | 63 | 12,907,582.51 | 1.95 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Original Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 50.00 | 115 | 16,887,084.75 | 2.55 |
| 50.01 - 55.00 | 66 | 11,977,782.91 | 1.81 |
| 55.01 - 60.00 | 77 | 13,522,831.31 | 2.05 |
| 60.01 - 65.00 | 183 | 37,241,012.66 | 5.63 |
| 65.01 - 70.00 | 235 | 48,617,523.12 | 7.35 |
| 70.01 - 75.00 | 356 | 71,771,304.31 | 10.85 |
| 75.01 - 80.00 | 968 | 194,144,674.55 | 29.36 |
| 80.01 - 85.00 | 275 | 58,040,110.45 | 8.78 |
| 85.01 - 90.00 | 734 | 145,890,674.85 | 22.06 |
| 90.01 - 95.00 | 82 | 18,066,920.06 | 2.73 |
| 95.01 - 100.00 | 183 | 45,098,690.64 | 6.82 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Property State: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Alaska | 2 | 618,896.18 | 0.09 |
| Arizona | 36 | 5,734,041.91 | 0.87 |
| Arkansas | 2 | 252,476.91 | 0.04 |
| California | 859 | 208,279,990.53 | 31.50 |
| Colorado | 56 | 9,845,838.55 | 1.49 |
| Connecticut | 64 | 11,364,178.03 | 1.72 |
| Delaware | 6 | 1,076,082.16 | 0.16 |
| Florida | 356 | 52,541,989.06 | 7.95 |
| Georgia | 102 | 15,063,834.39 | 2.28 |
| Hawaii | 42 | 12,705,205.01 | 1.92 |
| Idaho | 11 | 1,385,708.72 | 0.21 |
| Illinois | 212 | 36,141,562.75 | 5.47 |
| Indiana | 11 | 2,010,129.71 | 0.30 |
| Iowa | 3 | 441,753.73 | 0.07 |
| Kansas | 5 | 614,531.17 | 0.09 |
| Kentucky | 2 | 216,891.17 | 0.03 |
| Maine | 1 | 55,933.54 | 0.01 |
| Maryland | 142 | 26,920,745.09 | 4.07 |
| Massachusetts | 82 | 21,362,250.41 | 3.23 |
| Michigan | 79 | 11,231,903.23 | 1.70 |
| Minnesota | 73 | 13,774,365.44 | 2.08 |
| Missouri | 31 | 3,465,425.96 | 0.52 |
| Nebraska | 1 | 199,569.26 | 0.03 |
| Nevada | 42 | 7,495,706.36 | 1.13 |
| New Hampshire | 16 | 3,300,884.75 | 0.50 |
| New Jersey | 152 | 35,659,358.61 | 5.39 |
| New Mexico | 7 | 1,051,985.47 | 0.16 |
| New York | 408 | 107,625,392.20 | 16.28 |
| North Carolina | 50 | 6,009,631.08 | 0.91 |
| Ohio | 51 | 5,367,547.96 | 0.81 |
| Oklahoma | 11 | 1,526,155.45 | 0.23 |
| Oregon | 28 | 4,210,897.76 | 0.64 |
| Pennsylvania | 70 | 9,506,426.50 | 1.44 |
| Rhode Island | 18 | 3,491,981.81 | 0.53 |
| South Carolina | 16 | 2,064,114.96 | 0.31 |
| Tennessee | 15 | 2,513,024.36 | 0.38 |
| Texas | 66 | 9,681,391.69 | 1.46 |
| Utah | 13 | 2,258,966.41 | 0.34 |
| Virginia | 66 | 11,156,083.40 | 1.69 |
| Washington | 43 | 9,087,062.87 | 1.37 |
| West Virginia | 3 | 444,487.41 | 0.07 |
| Wisconsin | 20 | 3,292,962.20 | 0.50 |
| Wyoming | 1 | 211,245.45 | 0.03 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Documentation Level: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Full Documentation | 2,071 | 397,363,483.72 | 60.09 |
| Stated Documentation | 1,107 | 239,981,076.06 | 36.29 |
| Easy Documentation | 96 | 23,914,049.83 | 3.62 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Credit Score: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Not Available | 3 | 762,865.24 | 0.12 |
| 476 - 500 | 10 | 1,790,036.98 | 0.27 |
| 501 - 525 | 347 | 59,670,296.00 | 9.02 |
| 526 - 550 | 452 | 83,211,151.38 | 12.58 |
| 551 - 575 | 495 | 94,210,759.96 | 14.25 |
| 576 - 600 | 525 | 104,965,108.13 | 15.87 |
| 601 - 625 | 429 | 92,139,823.90 | 13.93 |
| 626 - 650 | 371 | 78,019,823.82 | 11.80 |
| 651 - 675 | 255 | 53,591,935.65 | 8.10 |
| 676 - 700 | 167 | 39,152,352.36 | 5.92 |
| 701 - 725 | 91 | 21,502,771.80 | 3.25 |
| 726 - 750 | 73 | 18,240,369.75 | 2.76 |
| 751 - 775 | 37 | 9,425,681.66 | 1.43 |
| 776 - 800 | 18 | 4,475,159.91 | 0.68 |
| 801 - 818 | 1 | 100,473.07 | 0.02 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Current Loan Rate (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.500 - 5.000 | 5 | 1,267,709.71 | 0.19 |
| 5.001 - 6.000 | 290 | 75,668,396.27 | 11.44 |
| 6.001 - 7.000 | 1,009 | 237,324,748.12 | 35.89 |
| 7.001 - 8.000 | 1,151 | 224,073,930.03 | 33.89 |
| 8.001 - 9.000 | 565 | 90,464,315.08 | 13.68 |
| 9.001 - 10.000 | 169 | 21,706,146.57 | 3.28 |
| 10.001 - 11.000 | 60 | 7,871,675.63 | 1.19 |
| 11.001 - 12.000 | 22 | 2,534,879.28 | 0.38 |
| 12.001 - 13.000 | 2 | 284,864.02 | 0.04 |
| 13.001 - 13.200 | 1 | 61,944.90 | 0.01 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Maximum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 11.500 - 12.000 | 5 | 1,267,709.71 | 0.26 |
| 12.001 - 13.000 | 132 | 34,066,054.68 | 7.10 |
| 13.001 - 14.000 | 660 | 158,239,838.38 | 33.00 |
| 14.001 - 15.000 | 918 | 181,879,155.22 | 37.93 |
| 15.001 - 16.000 | 457 | 74,984,289.30 | 15.64 |
| 16.001 - 17.000 | 145 | 18,897,980.77 | 3.94 |
| 17.001 - 18.000 | 54 | 7,236,446.22 | 1.51 |
| 18.001 - 19.000 | 21 | 2,476,115.03 | 0.52 |
| 19.001 - 20.000 | 1 | 132,981.96 | 0.03 |
| 20.001 - 21.000 | 1 | 61,944.90 | 0.01 |
| 23.001 - 24.000 | 1 | 224,588.16 | 0.05 |
| **Total** | 2,395 | 479,467,104.33 | 100.00 |

| Minimum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 4.500 - 5.000 | 5 | 1,267,709.71 | 0.26 |
| 5.001 - 6.000 | 132 | 34,066,054.68 | 7.10 |
| 6.001 - 7.000 | 660 | 158,239,838.38 | 33.00 |
| 7.001 - 8.000 | 918 | 181,879,155.22 | 37.93 |
| 8.001 - 9.000 | 458 | 75,208,877.46 | 15.69 |
| 9.001 - 10.000 | 145 | 18,897,980.77 | 3.94 |
| 10.001 - 11.000 | 54 | 7,236,446.22 | 1.51 |
| 11.001 - 12.000 | 21 | 2,476,115.03 | 0.52 |
| 12.001 - 13.000 | 1 | 132,981.96 | 0.03 |
| 13.001 - 13.200 | 1 | 61,944.90 | 0.01 |
| **Total** | 2,395 | 479,467,104.33 | 100.00 |

| Gross Margin (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 5.450 - 6.000 | 6 | 1,417,488.58 | 0.30 |
| 6.001 - 6.990 | 2,389 | 478,049,615.75 | 99.70 |
| **Total** | 2,395 | 479,467,104.33 | 100.00 |

| Next Adjustment Date (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12/01/05 | 17 | 2,812,978.93 | 0.59 |
| 01/01/06 | 186 | 38,498,194.10 | 8.03 |
| 02/01/06 | 514 | 104,070,999.87 | 21.71 |
| 03/01/06 | 1,605 | 318,040,159.04 | 66.33 |
| 04/01/06 | 2 | 430,675.71 | 0.09 |
| 12/01/06 | 1 | 457,997.29 | 0.10 |
| 01/01/07 | 5 | 908,772.42 | 0.19 |
| 02/01/07 | 7 | 1,192,458.53 | 0.25 |
| 03/01/07 | 58 | 13,054,868.44 | 2.72 |
| **Total** | 2,395 | 479,467,104.33 | 100.00 |

| Initial Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.500 | 1 | 224,588.16 | 0.05 |
| 3.000 | 2,394 | 479,242,516.17 | 99.95 |
| **Total** | 2,395 | 479,467,104.33 | 100.00 |

| Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.500 | 2,395 | 479,467,104.33 | 100.00 |
| **Total** | 2,395 | 479,467,104.33 | 100.00 |

| Product: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/28 6 MO LIBOR | 2,324 | 463,853,007.65 | 70.15 |
| Fixed Rate | 879 | 181,791,505.28 | 27.49 |
| 3/27 6 MO LIBOR | 71 | 15,614,096.68 | 2.36 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Delinquency Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Current | 3,274 | 661,258,609.61 | 100.00 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Prepayment Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 399 | 78,697,589.97 | 11.90 |
| 12 | 320 | 72,079,832.20 | 10.90 |
| 24 | 1,990 | 399,548,873.42 | 60.42 |
| 30 | 2 | 389,716.44 | 0.06 |
| 36 | 563 | 110,542,597.58 | 16.72 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Lien Position: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 3,274 | 661,258,609.61 | 100.00 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

| Interest Only Loans: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| N | 3,274 | 661,258,609.61 | 100.00 |
| **Total** | 3,274 | 661,258,609.61 | 100.00 |

**RBS Greenwich Capital**



**'T 2004-B STATED DOC LOANS**
**)4 SCHEDULED BALANCES**

| | | | |
|---|---|---|---|
| **Number Of Loans:** | 1,107 | | |
| **Total Outstanding Principal Balance:** | 239,981,076 | | |
| | | **Minimum** | **Maximum** |
| **Average Outstanding Principal Balance:** | $216,785.07 | $49,942.23 | $684,599.40 |
| **Weighted Average Current Loan Rate:** | 7.647 % | 5.250 | 13.200 % |
| ***Arm Characteristics:*** | | | |
| **Weighted Average Gross Margin:** | 6.982 % | 5.450 | 6.990 % |
| **Weighted Average Maximum Loan Rate:** | 14.719 % | 12.250 | 20.200 % |
| **Weighted Average Minimum Loan Rate:** | 7.719 % | 5.250 | 13.200 % |
| **Weighted Average Initial Periodic Rate Cap:** | 3.000 % | 3.000 | 3.000 % |
| **Weighted Average Periodic Rate Cap:** | 1.500 % | 1.500 | 1.500 % |
| **Weighted Average Months To Roll:** | 22 months | 19 | 34 months |
| **Weighted Average Original Term:** | 358 months | 180 | 360 months |
| **Weighted Average Remaining Term:** | 355 months | 176 | 359 months |
| **Weighted Average Original Ltv:** | 78.29 % | 22.88 | 100.00 % |
| **Weighted Average Credit Score:** | 614 | 500 | 795 |
| **First Pay Date:** | | Jan 01, 2004 | May 01, 2004 |
| **Maturity Date:** | | Jan 01, 2019 | Apr 01, 2034 |

| | |
|---|---|
| **Top Lien Position Concentrations ($):** | 100.00 % First Lien |
| **Top Silent Second Concentrations ($):** | 88.93 % No Silent 2nd, 11.07 % Has 2nd lien |
| **Top Balloon Flag Concentrations ($):** | 100.00 % Fully Amortizing |
| **Top Property State Concentrations ($):** | 30.62 % California, 21.58 % New York, 8.05 % Florida |
| **Maximum Zip Code Concentration ($):** | 0.70 % 11236 (Brooklyn, NY) |

**Table**

| Principal Balance (): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 49,942 - 50,000 | 4 | 199,806.68 | 0.08 |
| 50,001 - 75,000 | 79 | 4,981,102.93 | 2.08 |
| 75,001 - 100,000 | 69 | 6,125,385.30 | 2.55 |
| 100,001 - 125,000 | 92 | 10,327,679.61 | 4.30 |
| 125,001 - 150,000 | 114 | 15,705,988.12 | 6.54 |
| 150,001 - 175,000 | 104 | 16,875,598.67 | 7.03 |
| 175,001 - 200,000 | 108 | 20,342,377.44 | 8.48 |
| 200,001 - 225,000 | 94 | 20,029,727.59 | 8.35 |
| 225,001 - 250,000 | 83 | 19,792,627.29 | 8.25 |
| 250,001 - 275,000 | 63 | 16,551,684.65 | 6.90 |
| 275,001 - 300,000 | 64 | 18,534,611.69 | 7.72 |
| 300,001 - 350,000 | 89 | 29,058,351.22 | 12.11 |
| 350,001 - 400,000 | 60 | 22,593,961.25 | 9.41 |
| 400,001 - 450,000 | 40 | 16,888,744.76 | 7.04 |
| 450,001 - 500,000 | 40 | 19,509,280.12 | 8.13 |
| 500,001 - 600,000 | 2 | 1,149,462.06 | 0.48 |
| 600,001 - 684,599 | 2 | 1,314,686.68 | 0.55 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Original Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 180 | 21 | 2,684,600.76 | 1.12 |
| 240 | 5 | 842,503.21 | 0.35 |
| 360 | 1,081 | 236,453,972.09 | 98.53 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Remaining Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 176 - 180 | 21 | 2,684,600.76 | 1.12 |
| 229 - 240 | 5 | 842,503.21 | 0.35 |
| 349 - 359 | 1,081 | 236,453,972.09 | 98.53 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Property Type: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Single Family | 878 | 187,881,703.40 | 78.29 |
| Two-Four Family | 177 | 43,611,780.86 | 18.17 |
| Condominium | 52 | 8,487,591.80 | 3.54 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Occupancy Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Primary | 970 | 218,509,357.07 | 91.05 |
| Non-owner | 121 | 18,982,318.52 | 7.91 |
| Second Home | 16 | 2,489,400.47 | 1.04 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Purpose: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Cash Out Refinance | 684 | 148,867,571.32 | 62.03 |
| Purchase | 385 | 83,162,423.99 | 34.65 |
| Home Improvement | 20 | 4,155,146.53 | 1.73 |
| Rate/Term Refinance | 18 | 3,795,934.22 | 1.58 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Original Loan-to-value Ratio (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| <= 50.00 | 53 | 8,582,272.69 | 3.58 |
| 50.01 - 55.00 | 24 | 5,189,386.74 | 2.16 |
| 55.01 - 60.00 | 37 | 6,481,452.34 | 2.70 |
| 60.01 - 65.00 | 84 | 16,560,669.37 | 6.90 |
| 65.01 - 70.00 | 114 | 24,364,351.29 | 10.15 |
| 70.01 - 75.00 | 175 | 36,597,261.83 | 15.25 |
| 75.01 - 80.00 | 402 | 85,154,163.44 | 35.48 |
| 80.01 - 85.00 | 18 | 4,583,713.45 | 1.91 |
| 85.01 - 90.00 | 27 | 7,656,792.84 | 3.19 |
| 90.01 - 95.00 | 10 | 3,284,483.57 | 1.37 |
| 95.01 - 100.00 | 163 | 41,526,528.50 | 17.30 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Property State: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Alaska | 1 | 159,645.09 | 0.07 |
| Arizona | 8 | 1,268,053.05 | 0.53 |
| California | 297 | 73,473,250.09 | 30.62 |
| Colorado | 13 | 2,887,625.06 | 1.20 |
| Connecticut | 19 | 3,023,488.75 | 1.26 |
| Florida | 129 | 19,318,144.40 | 8.05 |
| Georgia | 27 | 4,564,568.27 | 1.90 |
| Hawaii | 19 | 5,358,099.52 | 2.23 |
| Idaho | 1 | 229,488.33 | 0.10 |
| Illinois | 79 | 14,190,441.24 | 5.91 |
| Indiana | 1 | 231,710.11 | 0.10 |
| Iowa | 2 | 335,445.64 | 0.14 |
| Kansas | 1 | 163,983.45 | 0.07 |
| Maryland | 28 | 5,491,957.38 | 2.29 |
| Massachusetts | 35 | 9,207,571.89 | 3.84 |
| Michigan | 22 | 3,816,003.95 | 1.59 |
| Minnesota | 15 | 3,561,505.04 | 1.48 |
| Missouri | 6 | 670,730.20 | 0.28 |
| Nebraska | 1 | 199,569.26 | 0.08 |
| Nevada | 13 | 2,357,025.09 | 0.98 |
| New Hampshire | 7 | 1,662,489.42 | 0.69 |
| New Jersey | 72 | 17,424,413.59 | 7.26 |
| New Mexico | 2 | 216,315.34 | 0.09 |
| New York | 196 | 51,793,251.44 | 21.58 |
| North Carolina | 4 | 731,405.53 | 0.30 |
| Ohio | 7 | 747,187.94 | 0.31 |
| Oregon | 6 | 1,062,704.25 | 0.44 |
| Pennsylvania | 21 | 2,540,348.58 | 1.06 |
| Rhode Island | 8 | 2,011,819.67 | 0.84 |
| South Carolina | 4 | 396,969.20 | 0.17 |
| Tennessee | 2 | 256,383.09 | 0.11 |
| Texas | 30 | 4,195,757.19 | 1.75 |
| Utah | 4 | 574,119.44 | 0.24 |
| Virginia | 12 | 2,734,218.75 | 1.14 |
| Washington | 9 | 2,218,028.12 | 0.92 |
| West Virginia | 1 | 99,775.95 | 0.04 |
| Wisconsin | 5 | 807,582.75 | 0.34 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Documentation Level: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Stated Documentation | 1,107 | 239,981,076.06 | 100.00 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Credit Score: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Not Available | 1 | 368,356.55 | 0.15 |
| 476 - 500 | 3 | 575,386.99 | 0.24 |
| 501 - 525 | 115 | 21,005,093.06 | 8.75 |
| 526 - 550 | 153 | 29,706,733.80 | 12.38 |
| 551 - 575 | 137 | 29,388,550.67 | 12.25 |
| 576 - 600 | 144 | 32,185,184.24 | 13.41 |
| 601 - 625 | 125 | 28,246,792.08 | 11.77 |
| 626 - 650 | 140 | 28,831,811.79 | 12.01 |
| 651 - 675 | 95 | 21,625,589.04 | 9.01 |
| 676 - 700 | 78 | 17,206,370.85 | 7.17 |
| 701 - 725 | 46 | 11,378,213.47 | 4.74 |
| 726 - 750 | 45 | 12,532,541.73 | 5.22 |
| 751 - 775 | 16 | 4,627,538.85 | 1.93 |
| 776 - 795 | 9 | 2,302,912.94 | 0.96 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Current Loan Rate (%): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 5.250 - 6.000 | 19 | 5,251,089.11 | 2.19 |
| 6.001 - 7.000 | 262 | 68,976,845.23 | 28.74 |
| 7.001 - 8.000 | 432 | 99,441,177.44 | 41.44 |
| 8.001 - 9.000 | 267 | 50,499,789.07 | 21.04 |
| 9.001 - 10.000 | 82 | 10,106,762.04 | 4.21 |
| 10.001 - 11.000 | 29 | 3,794,535.07 | 1.58 |
| 11.001 - 12.000 | 14 | 1,715,951.24 | 0.72 |
| 12.001 - 13.000 | 1 | 132,981.96 | 0.06 |
| 13.001 - 13.200 | 1 | 61,944.90 | 0.03 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Maximum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12.250 - 13.000 | 14 | 4,229,086.78 | 2.25 |
| 13.001 - 14.000 | 169 | 46,653,546.91 | 24.87 |
| 14.001 - 15.000 | 340 | 80,407,430.32 | 42.87 |
| 15.001 - 16.000 | 216 | 42,315,169.11 | 22.56 |
| 16.001 - 17.000 | 69 | 8,705,924.99 | 4.64 |
| 17.001 - 18.000 | 25 | 3,399,081.68 | 1.81 |
| 18.001 - 19.000 | 13 | 1,657,186.99 | 0.88 |
| 19.001 - 20.000 | 1 | 132,981.96 | 0.07 |
| 20.001 - 20.200 | 1 | 61,944.90 | 0.03 |
| **Total** | 848 | 187,562,353.64 | 100.00 |

| Minimum Loan Rate (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 5.250 - 6.000 | 14 | 4,229,086.78 | 2.25 |
| 6.001 - 7.000 | 169 | 46,653,546.91 | 24.87 |
| 7.001 - 8.000 | 340 | 80,407,430.32 | 42.87 |
| 8.001 - 9.000 | 216 | 42,315,169.11 | 22.56 |
| 9.001 - 10.000 | 69 | 8,705,924.99 | 4.64 |
| 10.001 - 11.000 | 25 | 3,399,081.68 | 1.81 |
| 11.001 - 12.000 | 13 | 1,657,186.99 | 0.88 |
| 12.001 - 13.000 | 1 | 132,981.96 | 0.07 |
| 13.001 - 13.200 | 1 | 61,944.90 | 0.03 |
| **Total** | 848 | 187,562,353.64 | 100.00 |

| Gross Margin (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 5.450 - 6.000 | 1 | 149,778.87 | 0.08 |
| 6.001 - 6.990 | 847 | 187,412,574.77 | 99.92 |
| **Total** | 848 | 187,562,353.64 | 100.00 |

| Next Adjustment Date (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 12/01/05 | 6 | 1,118,736.76 | 0.60 |
| 01/01/06 | 60 | 14,526,230.95 | 7.74 |
| 02/01/06 | 109 | 25,696,615.82 | 13.70 |
| 03/01/06 | 655 | 142,358,634.14 | 75.90 |
| 04/01/06 | 2 | 430,675.71 | 0.23 |
| 02/01/07 | 2 | 306,030.27 | 0.16 |
| 03/01/07 | 14 | 3,125,429.99 | 1.67 |
| **Total** | 848 | 187,562,353.64 | 100.00 |

| Initial Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 3.000 | 848 | 187,562,353.64 | 100.00 |
| **Total** | 848 | 187,562,353.64 | 100.00 |

| Periodic Rate Cap (%) (ARMs Only): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 1.500 | 848 | 187,562,353.64 | 100.00 |
| **Total** | 848 | 187,562,353.64 | 100.00 |

| Product: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 2/28 6 MO LIBOR | 832 | 184,130,893.38 | 76.73 |
| Fixed Rate | 259 | 52,418,722.42 | 21.84 |
| 3/27 6 MO LIBOR | 16 | 3,431,460.26 | 1.43 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Delinquency Status: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| Current | 1,107 | 239,981,076.06 | 100.00 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Prepayment Term (months): | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| 0 | 150 | 32,455,341.65 | 13.52 |
| 12 | 135 | 30,810,095.73 | 12.84 |
| 24 | 672 | 147,322,293.29 | 61.39 |
| 36 | 150 | 29,393,345.39 | 12.25 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Lien Position: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| First Lien | 1,107 | 239,981,076.06 | 100.00 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |

| Interest Only Loans: | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date |
|---|---|---|---|
| N | 1,107 | 239,981,076.06 | 100.00 |
| **Total** | 1,107 | 239,981,076.06 | 100.00 |